Exhibit 99.1

SEE OUR WORLD

ALCON

Annual Report 2004



SEE THE VISION

For almost six decades Alcon has worked tirelessly to become the world's premier eye care company and the first choice for eye care products throughout the world. We remain committed to our focus on eye care and to expanding our leadership position by discovering innovative products to preserve, restore and enhance vision. Our goal is to advance the treatment of eye disease and allow people to experience the best vision possible.



Seventy-five percent of all blindness could be prevented with treatments available today.

DEAR SHAREHOLDERS:

For the past 57 years, the goal of Alcon has remained straightforward and unchanged: to discover, develop and widely distribute high quality products that enable people to see better. Steadfast dedication to this mission has made Alcon the world's leading eye care company and will drive our growth for years to come.

In 2004, as the worldwide ophthalmic market continued to grow, Alcon enjoyed one of its finest years ever in terms of financial performance. Global sales grew 14.9% (11.1% in constant currency) to reach $3.91 billion, with sales increases in nearly all of our major product categories and geographic regions. Operating income rose 28.7% to $1.13 billion as we took advantage of our existing global infrastructure to gain marketing, distribution and administrative efficiencies. Strong cash flow and low interest rates led to a decline in net interest cost, and we benefited from a reduction in our effective tax rate. As a result, net earnings increased 46.4% to $872 million, or $2.80 per share on a diluted basis.

The full year benefit of several new product launches, broad market share gains and a positive currency environment led to healthy sales growth in all three of our major product categories. Pharmaceutical product sales grew 17.8% to $1.54 billion, paced by sales increases in our key glaucoma products, *Travatan*® and *Azopt*® ophthalmic solution and suspension, *Patanol*® ophthalmic solution for eye allergies and *Ciprodex*® otic suspension for ear infections (*Ciprodex*® otic is a registered trademark of and licensed to Alcon by Bayer AG). Increased sales of *AcrySof*® intraocular lenses and the *Infiniti*® vision system pushed surgical product sales up 14.4% to $1.81 billion. Consumer product sales rose 8.9% to $557 million, fueled by the continued strength of the *OPTI-FREE*® contact lens disinfectant line and the burgeoning growth of our artificial tears, led by *Systane*® eye drops.

During 2004, Alcon maintained its number one positions in both ophthalmic pharmaceuticals and ophthalmic surgical products, with global shares of 22% and 51%, respectively. We also continued to hold the solid number two position in consumer eye care (excluding contact lenses and eyeglasses), with a global share of 21%. We led the field by providing the most comprehensive offering of eye care products, and by increasing and improving our service to physicians and other eye care providers through our affiliates in more than 70 countries.

While today the bulk of our sales comes from developed markets, we are committed to selling and servicing our products in

For the past 57 years, the goal of Alcon has remained straight-forward and unchanged: to discover, develop and widely distribute high quality products that enable people to see better. Steadfast dedication to this mission has made Alcon the world's leading eye care company and will drive our growth for years to come.

In 2004, as the worldwide ophthalmic market continued to grow, Alcon enjoyed one of its finest years ever in terms of financial performance. Global sales grew 14.9% (11.1% in constant currency) to reach $3.91 billion, with sales increases in nearly all of our major product categories and geographic regions. Operating income rose 28.7% to $1.13 billion as we took advantage of our existing global infrastructure to gain marketing, distribution and administrative efficiencies. Strong cash flow and low interest rates led to a decline in net interest cost, and we benefited from a reduction in our effective tax rate. As a result, net earnings increased 46.4% to $872 million, or $2.80 per share on a diluted basis.

The full year benefit of several new product launches, broad market share gains and a positive currency environment led to healthy sales growth in all three of our major product categories. Pharmaceutical product sales grew 17.8% to $1.54 billion, paced by sales increases in our key glaucoma products, *Travatan*® and *Azopt*® ophthalmic solution and suspension, *Patanol*® ophthalmic solution for eye allergies and *Ciprodex*® otic suspension for ear infections (*Ciprodex*® otic is a registered trademark of and licensed to Alcon by Bayer AG). Increased sales of *AcrySof*® intraocular lenses and the *Infiniti*® vision system pushed surgical product sales up 14.4% to $1.81 billion. Consumer product sales rose 8.9% to $557 million, fueled by the continued strength of the *OPTI-FREE*® contact lens disinfectant line and the burgeoning growth of our artificial tears, led by *Systane*® eye drops.

During 2004, Alcon maintained its number one positions in both ophthalmic pharmaceuticals and ophthalmic surgical products, with global shares of 22% and 51%, respectively. We also continued to hold the solid number two position in consumer eye care (excluding contact lenses and eyeglasses), with a global share of 21%. We led the field by providing the most comprehensive offering of eye care products, and by increasing and improving our service to physicians and other eye care providers through our affiliates in more than 70 countries.

While today the bulk of our sales comes from developed markets, we are committed to selling and servicing our products in whatever part of the world doctors treat eye disease. The global infra-structure we have built over the past 30 years allows us to fulfill the demand for eye care products and services around the world. In many developing countries Alcon is the only global ophthalmic company with a direct presence, so our share of these markets is actually greater than in the developed world compared to our global peers. In the long term, because most serious eye diseases are associated with longevity, the aging of the world's population will bolster demand for eye care. In fact, the United Nations estimates that over the next 30 years the number of people over the age of 65 will increase 132% to over one billion. These people, most living in developing countries, will expect more from life than previous generations, and good vision will be integral to fulfilling their aspirations.

Innovation has been and will continue to be critical to Alcon's success. While we believe we offer the best and most innovative eye care products and equipment on the market today, we are not standing still. We continue to improve existing products and develop new compounds and equipment to treat eye disease. Based in Fort Worth, Texas, Alcon's corporate ophthalmic research center is the largest in the world, and we recently expanded this facility by adding a 225,000 square foot biosciences building. Alcon spent nearly $400 million in research and development of potential new products in 2004, and we plan to invest more than $2.5 billion during the next five years.

Alcon also strives to reduce the incidence of avoidable blind-ness in less-developed countries. To this end, our Humanitarian Services group works closely with respected eye care organizations and individual groups of doctors to assist eye care medical missions in poor countries. During 2004, we increased our support for these efforts by supplying free pharmaceutical and surgical products to more than 1,200 programs worldwide. Our products and contributions reached 21,000 people who otherwise would have continued to live either in darkness or with seriously impaired vision. We also expanded our U.S.



Tim Sear,
Chairman

Cary Rayment,
Chief Executive Officer

Alcon, Inc., March 15, 2005



Alcon Executive Team

(from left to right) André Bens, Ph.D., Senior VP, Global Manufacturing and Technical Support; Gerald Cagle, Ph.D., Senior VP, Research and Development; Cary Rayment, Chief Executive Officer; Tim Sear, Chairman; Jacqualyn Fouse, Senior VP, Finance and CFO; Kevin Buehler, Senior VP, Alcon United States



Alcon provides the most
comprehensive product lines
to treat cataracts and glaucoma,
two of the leading causes
of blindness.

SEE THE LEADERSHIP

Alcon offers the broadest spectrum of eye care products in the world. With operations in more than 70 countries and sales in more than 180 countries, we achieved sales of $3.9 billion in 2004, nearly twice the next competitor.

For the markets in which we compete, Alcon maintained its clear market leadership in ophthalmic pharmaceutical and surgical products and our number two position in consumer eye care products.

PHARMACEUTICAL

Alcon is the world's largest specialty ophthalmic pharmaceutical company. Our proven, efficacious pharmaceuticals are used around the world each day to treat the millions of people who are battling serious eye diseases, ranging from glaucoma to eye/ear infections to ocular allergies. Alcon's leadership position was earned with continued market share gains and the most comprehensive product offering of ophthalmic pharmaceutical products in the eye care industry. Overall, pharmaceutical sales grew 18 percent in 2004, paced by large sales increases in our glaucoma, allergy and otic pharmaceuticals. Our glaucoma franchise grew 22 percent, fueled by increases in global sales of *Travatan®* ophthalmic solution and continued market share gains from *Azopt®* in Japan and Europe. Sales in our allergy franchise increased 16 percent, led by the continued strength of *Patanol®*, the leading ocular allergy drug in the United States. *Vigamox®* ophthalmic solution, a potent fourth generation fluoroquinolone antibiotic for treating bacterial conjunctivitis, also showed continued strength as it became the most prescribed ocular anti-infective in the U.S. in its first full year on the market (*Vigamox®* is licensed to Alcon by Bayer AG). Pharmaceutical sales were further bolstered by strong increases in Alcon's otic franchise, where sales rose 39 percent. *Ciprodex® Otic* solution, the world's first combination fluoroquinolone antibiotic and anti-inflammatory approved for the treatment of both middle and outer ear infections, enjoyed strong sales in its first full year on the market.



Travatan®



Patanol®



Vigamox®

SURGICAL

Alcon offers the world's most comprehensive portfolio of ophthalmic surgical products on the market today. We manufacture high quality products that span the surgical spectrum from cataract and vitreoretinal systems, refractive lasers, intraocular lenses (IOLs) and viscoelastics to surgical solutions, sutures, needles and knives. These products provide surgeons with the technologies they need to preserve and restore vision for their patients. Surgical products showed tremendous strength in 2004, with sales increasing 14 percent overall. The division's growth was led by global share gains in the IOL franchise driven by the *AcrySof® Natural* intraocular lens, which led to 17 percent growth in 2004 for this important franchise. Likewise, sales of Alcon's revolutionary *Infiniti®* vision system also showed continued strength in its first full year on the market. The class-leading, tri-modal design of *Infiniti®* has led to broad acceptance among surgeons, who find it significantly advances their ability to perform cataract surgery efficiently and safely. The *Accurus®* surgical system continued to solidify its position as the leading vitreoretinal platform. In addition, our unmatched global service organization enhances physician confidence in selecting Alcon equipment. Our focus on procedural selling resulted in strong growth of consumable products such as viscoelastics, equipment packs and *Custom-Pak®* surgical products as well as share gains in the surgical vitreoretinal segment. Sales of other cataract and vitreoretinal surgical products grew 15 percent during the year.





AcrySof® Natural   *Infiniti®*   *Viscoat®* viscoelastic

CONSUMER

Alcon remains the world's second largest manufacturer of consumer eye care products, excluding eyeglasses and contact lenses. Our extensive product portfolio includes contact lens care solutions, artificial tears and ocular vitamins, all of which are the result of vigorous scientific investigation and development. Consumer products sales increased in 2004, up 9 percent from 2003. Sales of our contact lens disinfectants, led by Alcon's flagship *OPTI-FREE® Express®* Lasting Comfort No Rub™ Formula contact lens care solution, increased 6 percent during the year in a highly competitive market. *OPTI-FREE®* and *OPTI-FREE® Express®* were again leading soft lens multi-purpose disinfection brands in the U.S., Europe and Japan during 2004. Our artificial tears franchise also enjoyed a banner year, with sales growth of 21 percent. Leading the way was *Systane®*, which has now been introduced in 34 countries utilizing a global launch campaign that has maximized both launch velocity and our promotional investment in this product. We introduced a preservative free formulation of *Systane®* in 2004 and continued to build upon this growing franchise. In addition, our *ICAPS®* vitamins benefited from strong market growth. We see valuable synergies with this sales channel and other product lines as the percentage of ocular prescriptions written by optometrists in the U.S. increased again in 2004. Our strategy of providing broad product offerings to the optometric channel has led to positive results for both our consumer and pharmaceutical product sales, especially in the U.S.





OPTI-FREE® Express®   *Systane®*   *ICAPS®*



No. 1 Share Position
Pharmaceuticals
$ in millions

1,090	+20% 1,310	+18% 1,543
2002	2003	2004

No. 1 Share Position
Surgical
$ in millions

1,439	+10% 1,586	+14% 1,814
2002	2003	2004

No. 2 Share Position
Consumer
$ in millions

480	+6% 511	+9% 557
2002	2003	2004

Sales and Growth Rates by
Major Product Line
Source: Retail audit data and
internal estimates

SEE THE OPPORTUNITY

Alcon is strategically positioned to benefit from predictable global demographic changes that will occur over the next 30 years. An aging population resulting in an attendant increase in eye diseases presents growth opportunities, especially in areas such as macular degeneration and dry eye, where few drug therapies exist today. The market will also benefit from continued economic growth in less developed countries as patients there demand better treatment options for eye-related problems.



New therapies to treat age-related macular degeneration could preserve vision in more than three million people worldwide.



2004: $13.4 Billion



2007: $17.3 Billion

The Eye Care Market will expand
29 percent by 2007

Source: Retail audit data and
internal estimates

- Ophthalmic Pharmaceuticals
- Ophthalmic Surgical
- Contact Lens Care
- Otic Pharmaceuticals
- Nasal Pharmaceuticals
- Other Consumer Eye Care

ALCON COMPETES IN A $13.4 BILLION EYE CARE MARKET. WE ARE THE LEADING EYE CARE COMPANY WITH ALMOST 30 PERCENT OF GLOBAL EYE CARE SALES IN THE MARKETS IN WHICH WE COMPETE. NEW THERAPIES AND INCREASED GLOBAL ACCESS ARE EXPECTED TO EXPAND THIS MARKET 29 PERCENT BY 2007.

THE INCIDENCE OF MOST EYE DISEASES INCREASES SIGNIFICANTLY WITH AGE. DURING THE NEXT 30 YEARS, THE POPULATION OVER THE AGE OF 65 WILL GROW DRAMATICALLY. THIS WILL FUEL DEMAND FOR EYE CARE PRODUCTS IN THE DEVELOPED WORLD AS WELL AS IN EMERGING MARKETS.



millions of people 65 +

1,000

800

600

+27%

+74%

+132%

+33%

+95%

+178%

400

200

+16%

+41%

+60%

0

2005   2015   2025   2035

Demographic Trends Population Age 65 +
Source: United Nations, 2004

■ More Developed Countries
■ Less Developed Countries



Alcon is working to increase glaucoma screening programs as over fifty percent of affected patients are unaware they have the disease.

SEE THE INNOVATION

Alcon spent almost $400 million in 2004 to discover, develop and register new products around the world and will invest more than $2.5 billion over the next five years in search of new treatments and cures for eye diseases and conditions. We believe this represents the largest private investment in eye research in the world. Approximately 1,300 people are engaged in or support our research efforts, which have led to a broad and rich pipeline.

OUR UNMATCHED INVESTMENT IN
EYE CARE RESEARCH TODAY IS
THE FOUNDATION FOR NEW TECH-
NOLOGIES THAT WILL FURTHER
ENHANCE, RESTORE AND PRESERVE
VISION TOMORROW. THESE NEW
PRODUCTS WILL DRIVE FUTURE
GROWTH, AND ALLOW PEOPLE
AROUND THE WORLD TO EXPERIENCE
THE BEST POSSIBLE VISION.

CONSUMER

	2004	2005	2006	2007+	STATUS
ICAPS® enhanced formulation	●●●●●				Advanced
New contact lens disinfectant	●●●●●				Advanced
Tear replacement	●●●●●				Advanced
Advanced rewetting drop	○○○○○○○○				Early

The dates in the table above reflect expected regulatory submission dates for the United States. 2007+ indicates expected U.S. submission in 2007 or later.

PHARMACEUTICAL

	2004	2005	2006	2007+	STATUS
Brimonidine 0.15% with *Polyquad*®	●●				Filed
Patanase® nasal spray	●●				Filed
RETAANE® 15mg depot	●●				Filed
NEVANAC™ solution	●●●	●●			Phase III
PROCALYX™ 15 (S)-HETE	●●●	●●●	●●●	●	Phase III
Rimexolone (Dry Eye)	●●●	●●●	●●●	●	Phase II
Moxifloxacin/dexamethasone	●●●	●●●	●●●	●	Pre-Clinical
Moxifloxacin new formulation	●●●	●●●	●●●	●	Pre-Clinical

The dates in the table above reflect expected regulatory submission dates for the United States. 2007+ indicates expected U.S. submission in 2007 or later.

SURGICAL

	2004	2005	2006	2007+	STATUS
AcrySof® ReSTOR® IOL	●●				Filed
DisCoVisc™ viscoelastic	●●				Filed
AcrySof® Natural toric	●●●	●●			Advanced
CustomCornea® hyperopia	●●●	●●			Advanced
New irrigating system	●●●	●●●	●●		Active
AcrySof® phakic lens	●●●	●●●	●●●	●●	Early
New vit/ret system	●●●	●●●	●●●	●●	Early

The dates in the table above reflect expected regulatory submission dates for the United States. 2007+ indicates expected U.S. submission in 2007 or later.

SEE THE CARING

The world suffers from preventable blindness due to lack of access to the products that could preserve and restore vision to millions. In 2004, Alcon contributed more than $37 million in cash and product to support programs that provide the gift of sight to those who cannot afford the eye care they need. Our programs supported more than 1,200 medical missions and provided free medication to tens of thousands of glaucoma patients that could not afford them.



More than 90% of all blindness occurs in developing countries where access to sight-saving treatments is limited.

Medical
Missions
no. of missions supported



840
980
1,213

2002   2003   2004

Glaucoma Assistance
Patients
thousands of patients



27
32
47

2002   2003   2004

Product and Cash
Contributions
$ in millions



21.4
26.2
37.8

2002   2003   2004

ALCON'S MEDICAL MISSIONS PROGRAM SUPPORTS EYE CARE SPECIALISTS WHO VOLUNTEER THEIR TIME IN DEVELOPING NATIONS BY CONTRIBUTING VITAL PRODUCTS. THE GLAUCOMA ASSISTANCE PROGRAM IN THE U.S. PROVIDES FREE, SIGHT-SAVING MEDICATIONS TO PATIENTS UNABLE TO AFFORD THEM.



Alcon's contact lens care products are available to enhance comfort for the 95 million worldwide lens wearers.

SEE THE PEOPLE

Alcon has achieved its goals and maintained its leadership through the creative and diligent efforts of our 12,000 employees. One of the keys to success in specialty markets is to reach customers wherever they are and directly support their needs. Alcon people serve customers across the globe, developing relationships with the eye care community and managing the complexities of our business.



Total Employees



Sales Force

Human Resources by Region
Note: Includes open positions

- North America
- Europe/ Middle East/ Africa
- Central/ South America
- Asia/ Far East

THE SIZE AND SCOPE OF OUR WORLDWIDE SALES FORCE IS UNMATCHED IN THE INDUSTRY. THIS HIGHLY SKILLED AND DEDICATED SALES TEAM WORKS EACH DAY WITH OUR PHYSICIAN AND OTHER HEALTHCARE PARTNERS TO RESPOND TO THE NEEDS OF THEIR PATIENTS.

SEE THE PERFORMANCE

Throughout its history, Alcon has posted steady sales growth, and 2004 was no exception. Sales increased 15 percent to reach $3.9 billion, while operating profit grew faster at 29 percent to $1.1 billion. Net earnings grew 46 percent to $872 million and we posted a 46 percent return on average equity for the year. Our 2004 performance allowed us to increase the proposed dividend, invest in research programs, pay down debt, and position Alcon for future growth.



Over four million *Alcon*® intraocular lenses were used in 2004 to restore or enhance vision in cataract patients.



				4.0
				3.5
				3.0
			2.40	2.5
				2.0
		1.51		1.5
	0.78			1.0
0.33				0.5
				0.0
80 81 82 83 84	85 86 87 88 89	90 91 92 93 94	95 96 97 98 99	00 01 02 03 04

3.91

Sales from 1980 to 2004
$ in billions

Operating Income
$ in millions



704 — 2002
879 — 2003
1,132 — 2004

Net Earnings
$ in millions



467 — 2002
595 — 2003
872 — 2004

Net Cash from Oper. Activities
$ in millions



701 — 2002
915 — 2003
1,048 — 2004

FINANCIAL HIGHLIGHTS

	2004	2003	2002
(in millions)			
Sales	$ 3,913.6	$ 3,406.9	$ 3,009.1
Costs of goods sold	1,081.6	1,005.9	892.7
Gross profit	2,832.0	2,401.0	2,116.4
Selling, general and administrative	1,237.3	1,112.5	1,014.7
Research and development	390.4	349.9	323.5
Gain on sale of plant	—	(8.2)	—
Amortization of intangibles	72.5	67.4	74.5
Operating income	1,131.8	879.4	703.7
Gain (loss) from foreign currency	(2.2)	2.0	4.2
Interest Income	23.3	18.5	22.2
Interest expense	(26.9)	(41.8)	(53.8)
Other	(0.3)	—	1.2
Earnings before income taxes	1,125.7	858.1	677.5
Income taxes	253.9	262.7	210.6
Net earnings	$ 871.8	$ 595.4	$ 466.9

FINANCIAL STATEMENTS

Table of Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our financial statements and notes thereto included elsewhere in this report. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. Please see "Cautionary Note Regarding Forward-Looking Statements" for a discussion of the risks, uncertainties and assumptions relating to these statements.

OVERVIEW OF OUR BUSINESS

General

Alcon, Inc. ("Alcon") and its subsidiaries (collectively, the "Company") develop, manufacture and market pharmaceuticals, surgical equipment and devices and consumer eye care products that treat eye diseases and disorders and promote the general health and function of the human eye. Founded in 1945, we have local operations in over 70 countries and our products are sold in more than 180 countries around the world. In 1977, we were acquired by Nestlé S.A. Since then, we have operated largely as an independent company, separate from most of Nestlé's other businesses and have grown our annual sales from $82 million to over $3.9 billion primarily as a result of internal development and selected acquisitions. In March 2002, Nestlé sold approximately 25% of its ownership of Alcon through an initial public offering ("IPO").

We conduct our global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (i) pharmaceutical (prescription drugs); (ii) surgical equipment and devices (cataract, vitreoretinal and refractive); and (iii) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, manufacturing and other corporate functions. We market our products to eye care professionals as well as to the direct purchasers of our products, such as hospitals, managed care organizations, government agencies/entities and individuals.

Market Environment

Demand for health care products and services is increasing in established markets as a result of the aging of the population and the emergence of new drug therapies and treatments for previously untreatable conditions. Likewise, demand for health care products and services in emerging markets is increasing primarily due to the adoption of medically advanced technologies and improvements in living standards. As a result of these factors, health care costs are rising at a faster rate than economic growth in many countries. This faster rate of growth has led governments and other purchasers of health care products and services, either directly or through patient reimbursement, to exert pressure on the prices of health care products and services. These cost-containment efforts vary by jurisdiction.

In the United States, Medicare reimbursement policies and the influence of managed care organizations continue to impact the pricing of health care products and services. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 presents opportunities and challenges for pharmaceutical companies. Some states are also moving to implement more aggressive price control programs and more liberal generic substitution rules that could result in price reductions. In addition, managed care organizations use formularies and their buying power to demand more effective treatments at lower prices. Both governments and managed care organizations have supported increased use of generic pharmaceuticals at the expense of branded pharmaceuticals. We are well-positioned to address this market opportunity with Falcon Pharmaceuticals, Ltd., our generic pharmaceutical business, which currently has the #1 market share position in generic ophthalmic pharmaceuticals in the United States, based on prescriptions written in 2004. We also use third-party data to demonstrate both the therapeutic and cost effectiveness of our branded pharmaceutical products. Moreover, to achieve and maintain attractive positions on formularies, we need to continuously introduce medically advanced products that differentiate us from our competitors.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 puts additional pressure on policy makers to offset the Medicare program's cost by controlling budgets for reimbursement to surgical facilities. This affects our industry's ability to maintain premium pricing for older technologies and non-differentiated products. New technologies for surgical procedures are being challenged to substantiate that their higher cost is accompanied by significant clinical improvements for Medicare beneficiaries. We are preparing for this challenge by gathering the scientific and clinical data that demonstrate to Medicare that the products in our pipeline are cost effective when their higher costs are compared to their measurable benefits.

Outside of the United States, third-party payor reimbursement of patients and health care providers and prices for health care products and services vary significantly and, in the case of pharmaceuticals, are generally lower than those in the United States. In Western Europe, where government reimbursement of health care costs is widespread, governments are requiring price reductions. The economic integration by European Union members and the introduction of the euro are also impacting pricing in these markets, as more affluent member countries are requesting prices for health care products and services comparable to those in less affluent member countries. In Latin America, where there is less government reimbursement of health care costs, many of our products are paid for by private health care systems covering a small portion of the population. As a result, economic conditions in this region have a significant impact on prices and demand for health care products and services.

In most of the countries in Asia, average income levels are relatively low, government reimbursement for the cost of health care products and services is limited and prices and demand are sensitive to general economic conditions. However, demand for our products in many Asian countries has been rising. In addition, regulatory approval times are long and costs are very high in Japan, which delays the marketing of our pharmaceutical products there. In Japan, the National Health Ministry reviews prices of individual pharmaceutical products and health services biannually. In the past, these reviews have resulted in price decreases. In 2004, a round of overall price decreases went into effect, including a reduction in the overall drug reimbursement rates by 1%, which puts downward pressure on products we supply.

Currency Fluctuations

Our products are sold in over 180 countries, and we sell products in a number of currencies in our Alcon International business segment. Our consolidated financial statements, which are presented in U.S. dollars, are impacted by currency exchange rate fluctuations through both translation risk and transaction risk. Translation risk is the risk that our financial statements for a particular period are affected by changes in the prevailing exchange rates of the various currencies of our subsidiaries relative to the U.S. dollar. Transaction risk is the risk that the currency structure of our costs and liabilities deviates to some extent from the currency structure of our sales proceeds and assets.

Our translation risk exposures are principally to the euro, Japanese yen and Swiss franc. With respect to transaction risk, because a significant percentage of our operating expenses are incurred in the currency in which sales proceeds are received, we do not have a significant net exposure. In addition, substantially all of our assets which are denominated in currencies other than the U.S. dollar are supported by loans or other liabilities of similar amounts denominated in the same currency. From time to time, we purchase or sell currencies forward to hedge currency risk in obligations or receivables; these transactions are designed to address transaction risk, not translation risk.

Generally, a weakening of the U.S. dollar against other currencies has a positive effect on our overall sales and, to a lesser extent, profits while a strengthening of the U.S. dollar against other currencies has a negative effect on our overall sales and, to a lesser extent, profits. We experienced negative currency impacts as a result of the strengthening of the U.S. dollar during 2002, but a positive impact during 2004 and 2003. During 2004 and 2003, the U.S. dollar weakened against most major currencies, positively impacting our sales and, to a lesser extent, profits. In 2002, we experienced the positive effect of the weakening of the U.S. dollar against the major European currencies; however, this positive effect was offset by the increase in the value of the U.S. dollar versus the Japanese yen and Latin American currencies. We refer to the effects of currency fluctuations and exchange rate movements throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations," which we have computed by applying translation rates from the prior comparative period to the more recent period amounts and comparing those results to the more recent period actual results.

Operating Revenues and Expenses

We generate revenues largely from sales of ophthalmic pharmaceutical products, ophthalmic surgical equipment and devices and consumer eye care products. Our operating revenues and operating income are affected by various factors including unit volume, price, currency fluctuations, acquisitions, licensing and the mix between lower-margin and higher-margin products.

Sales of ophthalmic pharmaceutical products are primarily driven by the development of safe and effective products that can be differentiated from competing products in the treatment of ophthalmic diseases and disorders and increased market acceptance of these new products. Inclusion of pharmaceutical products on managed care formularies covering the largest possible number of patients is another key competitive factor. We face significant competition in ophthalmic pharmaceuticals, including competition from other companies with an ophthalmic focus and from larger pharmaceutical companies. In general, sales of our pharmaceutical products are not affected by general economic conditions, although we face pressure to reduce prices from governments and United States managed care organizations. We experience seasonality in our ocular allergy medicines, with a large increase in sales in the spring and a lesser increase during the fall. Costs of goods sold for our pharmaceutical products include materials, labor, overhead and royalties.

Our surgical product category includes three product lines: cataract, vitreoretinal and refractive. Sales of our products for cataract and vitreoretinal surgery are driven by technological innovation and aging demographic trends. However, the number of cataract and vitreoretinal surgical procedures is not generally affected by economic conditions. We believe that our innovative technology and our ability to provide customized (i.e., tailored to each surgeon's preference) surgical procedure packs with a broad range of proprietary products are important to our success in these product categories. Sales of our refractive surgical equipment and the related technology fees are driven by consumer demand for laser refractive surgery. We sell lasers and other surgical equipment used to perform laser refractive surgeries and, in the United States, charge a technology fee for each surgery performed (one eye equals one surgery). Outside of the United States, we generally do not charge a technology fee, although we charge a technology fee when our *LADARWave® CustomCornea®* wavefront system is used to guide our laser to perform a customized procedure. Because governments and private insurance companies generally do not cover the costs of laser refractive surgery, sales of laser refractive surgical products and related technology fees are sensitive to changes in general economic conditions and consumer confidence. There is no significant seasonality in our surgical business. Costs of goods sold for our surgical products include raw materials, labor, overhead, royalties and warranty costs. Operating income from cataract and vitreoretinal products is driven by the number of procedures in which our products are used. Operating income from laser refractive surgical equipment depends primarily on the number of procedures for which we are able to collect technology fees.

Sales of our consumer eye care products are driven by ophthalmologist, optometrist and optician recommendations of lens care systems, our provision of starter kits to eye care professionals, advertising and consumer preferences for more convenient contact lens care solutions. Contact lens care products compete largely on product attributes, brand familiarity, professional recommendations and price. The use of less-advanced cleaning methods, especially outside of the United States, also affects demand for our contact lens care products. There is no seasonality in sales of contact lens care products, and we have experienced little impact from general economic conditions to date, although in low-growth economic environments consumers may switch to lower-priced brands. Costs of goods sold for contact lens care products include materials, labor, overhead and royalties. Operating income from contact lens care products is driven by market penetration and unit volumes.

Our selling, general and administrative costs include the costs of selling, promoting and distributing our products and managing the organizational infrastructure of our business. The largest portion of these costs is salary for sales and marketing staff.

Research and development costs include basic research, pre-clinical development of products, clinical trials, regulatory expenses and certain technology licensing costs. The largest portion of our research and development expenses relates to the research, development and regulatory approval of pharmaceutical products. During each of the years 2004, 2003 and 2002, a greater proportion of our research and development expenses were incurred during the second half of the year than during the first half.

Our amortization costs relate to acquisitions and the licensing of intangible assets. In the absence of new acquisitions, annual amortization expense on intangible assets with definite useful lives at December 31, 2004 is estimated to decrease from $72.5 million in 2004 to $20.0 million in 2009.

In the second quarter of 2004, the Company recorded a current tax benefit of $57.6 million. This benefit resulted from the filing of amended federal income tax returns for prior years claiming research and experimentation tax credits and resolution of several tax audit issues relating to prior years.

In November 2003, the Company sold its manufacturing facility in Madrid, Spain, for $21.6 million in cash, resulting in a pre-tax gain of $8.2 million.

In connection with the IPO, the Company changed certain provisions of its 1994 Phantom Stock Plan. These changes resulted in a one time $22.6 million charge to operating income during the first quarter of 2002.

Material Opportunities, Challenges and Risks

The Company is focused on its ability to bring new products successfully to market in a competitive industry environment. The Company's long term profitability is dependent upon the ability of its research and development activities to provide a pipeline of new products that are successful in the marketplace. In general, we are able to generate higher margins from the sales of our products that are under patents or licenses restricting the production or sale of such products by others. Our goal is to consistently advance the state of our research and development so as to be in a position, as existing products approach the end of their patent or license protection periods, to introduce next generation or new products that provide greater efficacy, broader application or more convenience. Such products under new patents or licenses provide opportunities to maintain and grow our sales.

Part of our strategy is to devote significant resources to research and development efforts. Over the past three years, we have invested approximately 10% of annual revenues into research and development. We strive to be the first to introduce new products in the marketplace or to provide greater efficacy in treatment of ophthalmic conditions. Being first to the marketplace with a product category can often result in a significant marketing advantage, particularly as larger pharmaceutical companies increase their focus on the ophthalmology field.

In December 2004, we submitted the final reviewable unit of our New Drug Application for *RETAANE®* 15 mg (anecortave acetate for depot suspension) to the United States Food and Drug Administration ("FDA"). We have also submitted its European Marketing Authorisation Application. The Company is seeking approval of the drug as a treatment for patients with subfoveal choroidal neovascularization due to age-related macular degeneration. Although the results of the Phase III clinical trial were not as strong as we would have liked, the overall results indicated that *RETAANE®* 15 mg depot and the existing approved therapy were not statistically different from each other. While we have invested substantial resources in the research and development of this proposed treatment, we must have approval by one or both of these regulatory bodies in order to commercially market this drug.

Our ability to maintain profit margins on our products may be affected by a number of regulatory activities throughout the world, from restrictive medical reimbursements for managed care to reduced regulation for imports of pharmaceutical products from other countries to the U.S. We monitor these regulatory activities and the effects on product pricing in our major markets. Where appropriate, we share information with applicable regulatory bodies on the cost of developing new products and the importance of pricing and return of investment as an incentive to develop new and more effective therapeutic treatments. We also monitor regulatory activities to identify initiatives that could undercut consumer protections by the introduction of nonregulated products into the U.S. distribution chain.

We also focus on cost management. In addition to a strict evaluation of general and administrative expenses, the Company seeks to reduce manufacturing costs through its continuous improvement program. The sale of the Madrid, Spain, manufacturing plant during the fourth quarter of 2003 is an example of our efforts to reduce manufacturing costs. By shifting the Madrid production to other existing manufacturing locations, the Company was able to reduce its fixed production overhead through the sale of the plant, while realizing a gain on the sale.

CRITICAL ACCOUNTING ESTIMATES

Our discussion and analysis of our financial condition and results of operations is based upon Alcon's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, as well as identifying and assessing our accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following accounting policies involve the more significant estimates and judgments used in the preparation of our financial statements:

Sales Recognition. The Company recognizes sales in accordance with the United States Securities and Exchange Commission Staff Accounting Bulletins No. 101 and 104. Sales are recognized as the net amount to be received after deducting estimated amounts for product returns and rebates. Product returns are estimated based on historical trends and current market developments. Rebates are estimated based on historical analysis of trends and estimated compliance with contractual agreements. While we believe that our reserves for product returns and rebates are adequate, if the actual results are significantly different than the estimated costs, our sales may be over or under stated.

Inventory Reserves. The Company provides reserves on its inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated fair market value based upon assumptions about future demand and market conditions. If actual market conditions become less favorable than those projected by management, additional inventory reserves may be required.

Allowances for Doubtful Accounts. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management regularly assesses the financial condition of the Company's customers and the markets in which these customers participate. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments on our receivables from them, additional allowances may be required.

Impairment of Goodwill and Intangible Assets. The Company assesses the recoverability of goodwill and intangible assets upon the occurrence of an event that might indicate conditions for an impairment could exist, or at least annually for goodwill.

Factors we consider important that could trigger an impairment review for intangible assets include the following:

• significant underperformance relative to expected historical or projected future operating results;
• significant changes in the manner or extent of our use of the acquired assets or the strategy for our overall business;
• significant negative industry or economic trends; and
• significant decline in the market value of the intangible asset for a sustained period.

When we determine the carrying value of intangibles assets may not be recoverable from undiscounted cash flows based upon the existence of one or more of the above factors, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

Management has determined that the reporting units for its annual testing for impairment of goodwill are the operating business segments used for segment reporting. Management performs its testing using both multiples of quoted market prices to operating profits and present value techniques.

To the extent that our management determines that goodwill or intangible assets cannot be recovered, such goodwill or intangible assets are considered impaired and the impairment is treated as an expense incurred in the period in which it occurs.

Tax Liabilities. We are subject to income taxes in Switzerland, as well as the United States and numerous other foreign jurisdictions. Significant judgment is required in evaluating our tax positions, and management records current tax liabilities based on their best estimate of what they will ultimately agree upon with the taxing authorities in the relevant jurisdictions following the completion of their examination. Our management believes that the estimates reflected in the financial statements accurately reflect our tax liabilities. However, our actual tax liabilities ultimately may differ from those estimates if we were to prevail in matters for which accruals have been established or if taxing authorities were to successfully challenge the tax treatment upon which our management has based its estimates. Income tax expense includes the impact of tax reserve positions and changes to tax reserves that are considered appropriate, as well as any related interest.

Our annual effective tax rate will differ from the Swiss statutory rate, primarily because of higher tax rates in certain non-Swiss jurisdictions. Our effective tax rate may be subject to fluctuations during the fiscal year as new information is obtained which may affect the assumptions we use to estimate our annual effective tax rate, including factors such as our mix of pre-tax earnings in the various tax jurisdictions in which we operate, valuation allowances against deferred tax assets, reserves for tax audit issues and settlements, utilization of research and experimentation tax credits and changes in tax laws in jurisdictions where we conduct operations.

Litigation Liabilities. Alcon and its subsidiaries are parties to a variety of legal proceedings arising out of the ordinary course of business, including product liability and patent infringement litigation. By its nature, litigation is subject to many uncertainties. Management reviews litigation claims with counsel to assess the probable outcome of such claims. Management records current liabilities for litigation based on their best estimates of what the Company ultimately will incur to pursue such matters to final legal decisions or to settle them. Our management believes that the estimates reflected in the financial statements properly reflect our litigation liabilities. However, our actual litigation liabilities may ultimately differ from those estimates if we are unsuccessful in our efforts to defend or settle the claims being asserted.

Pension and Other Employee Benefits. We must make certain assumptions in the calculation of the actuarial valuation of the Company sponsored defined benefit pension plans and postretirement benefits. These assumptions include the weighted average discount rates, rates of increase in compensation levels, expected long term rates of return on assets, and increases or trends in health care costs. Furthermore, our actuarial consultants also use subjective factors such as withdrawal and mortality rates. If actual results are more or less favorable than those projected by management, future periods will reflect reduced or additional pension and postretirement medical expenses. See note 15 to the accompanying consolidated financial statements for additional information regarding assumptions used by the Company.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, selected items from our consolidated financial statements.

				As a % of Total Sales		
	2004	2003	2002	2004	2003	2002
(in millions, except percentages)						
Sales:						
United States	$ 1,990.3	$ 1,785.9	$ 1,632.6	50.9%	52.4%	54.3%
International	1,923.3	1,621.0	1,376.5	49.1	47.6	45.7
Total sales	3,913.6	3,406.9	3,009.1	100.0	100.0	100.0
Costs of goods sold	1,081.6	1,005.9	892.7	27.6	29.5	29.7
Gross profit	2,832.0	2,401.0	2,116.4	72.4	70.5	70.3
Selling, general and administrative	1,237.3	1,112.5	1,014.7	31.6	32.6	33.7
Research and development	390.4	349.9	323.5	10.0	10.3	10.7
Gain on sale of plant	—	(8.2)	—	—	(0.2)	—
Amortization of intangibles	72.5	67.4	74.5	1.9	2.0	2.5
Operating income	1,131.8	879.4	703.7	28.9	25.8	23.4
Gain (loss) from foreign currency, net	(2.2)	2.0	4.2	—	0.1	0.1
Interest income	23.3	18.5	22.2	0.6	0.5	0.8
Interest expense	(26.9)	(41.8)	(53.8)	(0.7)	(1.2)	(1.8)
Other, net	(0.3)	—	1.2	—	—	—
Earnings before income taxes	1,125.7	858.1	677.5	28.8	25.2	22.5
Income taxes	253.9	262.7	210.6	6.5	7.7	7.0
Net earnings	$ 871.8	$ 595.4	$ 466.9	22.3%	17.5%	15.5%

The following table sets forth, for the periods indicated, our sales and operating income by business segment.

					As a % of Total Sales		
	2004	2003	2002	2004	2003	2002
(in millions, except percentages)							
ALCON UNITED STATES							
Pharmaceutical	$ 941.3	$ 813.3	$ 706.9	47.3%	45.5%	43.3%
Surgical	778.0	713.8	678.3	39.1	40.0	41.5
Consumer eye care	271.0	258.8	247.4	13.6	14.5	15.2
Total sales	$ 1,990.3	$ 1,785.9	$ 1,632.6	100.0%	100.0%	100.0%
Segment operating income[1]	$ 925.4	$ 802.4	$ 682.1	46.5%	44.9%	41.8%
ALCON INTERNATIONAL							
Pharmaceutical	$ 601.3	$ 496.6	$ 383.5	31.3%	30.6%	27.9%
Surgical	1,036.4	872.1	760.2	53.9	53.8	55.2
Consumer eye care	285.6	252.3	232.8	14.8	15.6	16.9
Total sales	$ 1,923.3	$ 1,621.0	$ 1,376.5	100.0%	100.0%	100.0%
Segment operating income[1]	$ 700.0	$ 516.2	$ 429.9	36.4%	31.8%	31.2%

(1) Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

The following table sets forth, for the periods indicated, sales by product category for Alcon United States, Alcon International and our consolidated operations and includes the change in sales and change in sales in constant currency calculated by applying rates from the earlier period. All of Alcon United States' sales are in U.S. dollars and, therefore, this business segment does not experience any currency translation gains or losses.

	2004	2003	Change	Foreign Currency Change	Change in Constant Currency[a]	2003	2002	Change	Foreign Currency Change	Change in Constant Currency[a]
(in millions, except percentages)										
ALCON UNITED STATES										
Pharmaceutical	$ 941.3	$ 813.3	15.7%	—%	15.7%	$ 813.3	$ 706.9	15.1%	—%	15.1%
Surgical	778.0	713.8	9.0	—	9.0	713.8	678.3	5.2	—	5.2
Consumer eye care	271.0	258.8	4.7	—	4.7	258.8	247.4	4.6	—	4.6
Total sales	$ 1,990.3	$ 1,785.9	11.4	—	11.4	$ 1,785.9	$ 1,632.6	9.4	—	9.4
ALCON INTERNATIONAL										
Pharmaceutical	$ 601.3	$ 496.6	21.1	7.5	13.6	$ 496.6	$ 383.5	29.5	8.8	20.7
Surgical	1,036.4	872.1	18.8	8.5	10.3	872.1	760.2	14.7	10.7	4.0
Consumer eye care	285.6	252.3	13.2	6.7	6.5	252.3	232.8	8.4	5.3	3.1
Total sales	$ 1,923.3	$ 1,621.0	18.6	7.9	10.7	$ 1,621.0	$ 1,376.5	17.8	9.3	8.5
TOTAL										
Pharmaceutical	$ 1,542.6	$ 1,309.9	17.8	2.9	14.9	$ 1,309.9	$ 1,090.4	20.1	3.1	17.0
Surgical	1,814.4	1,585.9	14.4	4.7	9.7	1,585.9	1,438.5	10.2	5.6	4.6
Consumer eye care	556.6	511.1	8.9	3.3	5.6	511.1	480.2	6.4	2.5	3.9
Total sales	$ 3,913.6	$ 3,406.9	14.9	3.8	11.1	$ 3,406.9	$ 3,009.1	13.2	4.2	9.0

(a) Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2004 reported amounts, calculated using 2003 monthly average exchange rates, to the actual 2003 reported amounts. The same process was used to compare 2003 to 2002. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

Sales

For the year ended December 31, 2004, the Company's global sales increased 14.9% to $3,913.6 million over sales for 2003. The strength of foreign currencies, particularly the euro and the Japanese yen against the U.S. dollar, was responsible for a 3.8% increase in sales for the period. Excluding the effect of foreign exchange fluctuations, global sales would have grown by 11.1%, reflecting volume growth in most markets. Sales in the U.S., Japan, Brazil, Canada, Germany, France, Spain, the United Kingdom, Italy, Australia and Russia provided the majority of the growth in constant currency.

(in millions, except percentages)	2004	2003	Change	Foreign Currency Change	Change in Constant Currency[a]
PRODUCT SALES					
Infection/inflammation	$ 572.7	$ 517.9	10.6%		
Glaucoma	526.3	432.4	21.7		
Allergy	321.4	276.6	16.2		
Otic	171.3	122.9	39.4		
Other pharmaceuticals/rebates	(49.1)	(39.9)	*		
Total Pharmaceutical	1,542.6	1,309.9	17.8	2.9%	14.9%
Intraocular lenses	583.9	498.6	17.1		
Cataract/vitreoretinal	1,167.7	1,017.0	14.8		
Refractive	62.8	70.3	(10.7)		
Total Surgical	1,814.4	1,585.9	14.4	4.7	9.7
Contact lens disinfectants	298.9	282.2	5.9		
Artificial tears	141.5	117.3	20.6		
Other	116.2	111.6	4.1		
Total Consumer Eye Care	556.6	511.1	8.9	3.3	5.6
Total Global Sales	$ 3,913.6	$ 3,406.9	14.9	3.8	11.1

* Not Meaningful

(a) Change in constant currency is determined by comparing adjusted 2004 reported amounts, calculated using 2003 monthly average exchange rates, to the actual 2003 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Pharmaceutical. Global sales of our pharmaceutical products increased 17.8% (14.9% in constant currency) to $1,542.6 million in the year ended December 31, 2004. Sales of key products contributed to significant growth in all major therapeutic categories.

Sales of products for treatment of infections and inflammation increased 10.6% during the year ended December 31, 2004. This increase was driven by higher sales of *TobraDex*® ophthalmic suspension and ointment, our successful combination drug, and higher sales of the Company's fluoroquinolone anti-infectives. Our combined sales of fluoroquinolone anti-infectives grew by 14.3% in the year ended December 31, 2004. Since the launch of *Vigamox*® ophthalmic solution in May 2003, the fourth generation fluoroquinolone has continued to increase in market share. U.S. physicians have rapidly converted to *Vigamox*® from third generation fluoroquinolones, including our *Ciloxan*® ophthalmic solution and ointment whose U.S. patent expired in June 2004. At the time the patent for *Ciloxan*® expired, approximately 63% of *Ciloxan*® prescriptions in the U.S. had been converted to *Vigamox*®. *Ciloxan*® sales continued to increase in International markets while *Vigamox*® sales were mainly in North America. *Ciloxan*® is now sold in more than 100 markets

while *Vigamox®* sales have been recorded in less than ten markets. We plan to introduce *Vigamox®* into additional markets in 2005. (*Vigamox®* is licensed to us by Bayer AG.)

Our line of glaucoma products continued to show strong sales growth. *Travatan®* ophthalmic solution, our prostaglandin analogue, continued its global expansion with a 48.6% increase in sales for the year ended December 31, 2004. *Travatan®* is now sold in more than 90 markets. During the same period, *Azopt®* ophthalmic suspension, the Company's topical carbonic anhydrase inhibitor (TCAI), posted a 38.7% sales increase largely from growth in our International markets.

Global sales of our key allergy product, *Patanol®* ophthalmic solution, grew 17.9% in the year ended December 31, 2004. U.S. sales of *Patanol®* increased 14.0% in the year ended December 31, 2004 over 2003, despite less severe allergy seasons in 2004 and increased competitive product sampling. *Patanol®,* sold in Europe as *Opatanol®* ophthalmic solution, generated International sales representing a 70.7% increase over 2003. *Opatanol®* was first introduced in selected European markets during the first quarter of 2003. We have continued to launch *Patanol®* in additional countries in 2004 and the product is now sold in more than 60 markets. These launches in additional countries represented a major part of the growth in Alcon International *Patanol®* sales. In addition, market share continued to increase in existing Alcon International markets.

Our offering of otic products achieved the strongest growth rate, 39.4%, within the pharmaceutical line. U.S. sales of *Ciprodex®* otic suspension, approved in July 2003 by the FDA, were responsible for the increase in otic products sales during 2004. *Ciprodex®* otic is approved for treatment of middle ear infections in children with ear tubes and outer ear infections. (*Ciprodex®* is a trademark of Bayer AG, licensed to us by Bayer AG.)

Surgical. Global sales of our surgical products grew 14.4% (9.7% in constant currency) to $1,814.4 million in the year ended December 31, 2004. Intraocular lenses and cataract and vitreoretinal products, which include surgical equipment, devices and disposable products, provided this growth, which was offset by decreased sales of our refractive products.

Sales of intraocular lenses increased 17.1% in the year ended December 31, 2004. *AcrySof® Natural* intraocular lenses, which filter both ultraviolet and blue light, were approved by the FDA in June 2003 and continue to be the key to this sales growth. Emerging clinical evidence links retinal damage with high frequency blue light. Intraocular lens sales increased outside the U.S. by 20.1% in the year ended December 31, 2004, with incremental sales contribution from the rapidly growing *AcrySof® Natural* lens and continued sales growth in other single-piece intraocular lenses.

Total cataract equipment sales increased 65.7% in the year ended December 31, 2004 compared to 2003. The primary contributor to this sales growth was the *Infiniti®* vision system, which was first sold in August of 2003. This tri-modal lens removal system commands a premium price and generated more sales than any of our other surgical equipment products during 2004.

Sales of cataract procedure paks, customized and sequenced packages of products required for cataract surgeries, grew 19.5% over 2003.

Sales of our refractive products declined by 10.7%. Increased technology fees related to the use of our *CustomCornea®* wavefront system resulted in an increase in total refractive technology fees for the year ended December 31, 2004 compared to 2003. However, sales of refractive equipment declined in the year ended December 31, 2004 from 2003. Equipment sales in 2003 benefited from the sale of *LADARWave®* wavefront aberrometers to our existing *LADARVision®* 4000 excimer laser customers. In addition, sales of *LADARVision®* equipment decreased in 2004 due to competitive conditions in the refractive equipment market.

In late June 2004, the FDA approved an expansion of the treatment range for our customized wavefront-guided LASIK procedure, *CustomCornea®.* This expansion of indications was critical in increasing the number of procedures performed using the *CustomCornea®* technology. During the year ended December 31, 2004, approximately 36% of *LADARVision®* procedures in the U.S. used the *CustomCornea®* technology compared to approximately 18% in 2003.

Consumer Eye Care. Our global consumer eye care sales, consisting of contact lens care and other general eye care products, grew 8.9% (5.6% in constant currency) to $556.6 million in the year ended December 31, 2004.

Sales of our contact lens disinfectants grew by 5.9% in the year ended December 31, 2004 compared to 2003, due primarily to improved sales of *OPTI-FREE® EXPRESS®* multi-purpose disinfecting solution, which increased by 6.9%. Sales of *OPTI-FREE®* (an older formulation multipurpose disinfecting solution) increased 9.6% in the year ended December 31, 2004, due to strong performance in International markets. Reduced sales of older generation contact lens care products and decreased private label sales offset this increase.

Our line of artificial tears products grew 20.6% during the year ended December 31, 2004 over 2003. Strong performance by *Systane®* lubricant eye drops accounted for the majority of the growth. Higher sales of *Tears Naturale®* outside the U.S. provided most of the remaining growth.

Gross Profit

Gross profit increased 18.0% to $2,832.0 million in the year ended December 31, 2004 from $2,401.0 million in 2003. Gross profit increased as a percent of sales to 72.4% in the year ended December 31, 2004 from 70.5% in 2003.

This increase was due to variations in product sales mix, price increases of certain products and the impact of exchange rates on sales. This increase also resulted from production efficiencies throughout most of our manufacturing facilities, reduced overhead following the sale of the Madrid, Spain, manufacturing facility in November 2003, and startup costs in 2003 related to the *Infiniti®* vision system and the *LADARWave®* diagnostic device.

Operating Expenses

Selling, general and administrative expenses increased 11.2% to $1,237.3 million in the year ended December 31, 2004. Selling, general and administrative expense as a percentage of sales improved to 31.6% from 32.6%. This improvement resulted from leveraging our Company's global infrastructure and continued operating efficiencies gained from cost control offset in part by expansion of the sales force and by pre-launch expenses related to *RETAANE®* 15 mg anecortave acetate for depot suspension and to *AcrySof® ReSTOR®* lenses. Selling, general and administrative expenses in 2003 included the launch expenses of *Ciprodex®* otic, *AcrySof® Natural, Infiniti®, Vigamox®, LADARWave®* and *Opatanol®.*

Research and development expenses of $390.4 million in the year ended December 31, 2004 increased 11.6% in 2004 over 2003. The growth primarily represents costs related to the development of 2004 product submissions (in the therapeutic areas of age-related macular degeneration and nasal allergy) and the licensing of a new compound. Research and development expenses declined to 10.0% of sales from 10.3% of sales in 2003.

Amortization of intangibles increased 7.6% in the year ended December 31, 2004 over 2003. In June 2004, we bought out the remaining payment obligations under a license agreement that provided for future royalties, converting it into a fixed price license agreement. This increase reflects a $9.5 million increase from amortization of the license agreement offset by decreases from the expiration of other intangibles.

Operating Income

Operating income increased 28.7% to $1,131.8 million in the year ended December 31, 2004 from $879.4 million in 2003. Operating income improved to 28.9% of sales in the year ended December 31, 2004 from 25.8% in 2003. This increase in 2004 reflects an increase in gross profit that significantly exceeded increases in operating expenses. This increase is particularly noteworthy because operating income in 2003 also included a gain on the sale of the Madrid, Spain, manufacturing plant of $8.2 million.

Alcon United States business segment operating income increased 15.3% to $925.4 million, or 46.5% of sales, in the year ended December 31, 2004 from $802.4 million, or 44.9% of sales, in 2003. Operating income in 2004 improved as a result of sales volume gains, price increases on pharmaceuticals, lower manufactured cost of goods, and improved mix of higher margin products.

Alcon International business segment operating income increased 35.6% to $700.0 million, or 36.4% of sales, in the year ended December 31, 2004 from $516.2 million, or 31.8% of sales in 2003. In 2004, operating income improved as a percent of sales from volume growth in higher margin products, lower manufactured cost of goods, and from favorable foreign currency impact, particularly in Europe.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; and (3) certain other general corporate expenses.

Interest and Other Expenses

Interest income increased 25.9% to $23.3 million in the year ended December 31, 2004 from $18.5 million in 2003, primarily as a result of higher investment rates in 2004. Interest expense decreased 35.6% to $26.9 million in the year ended December 31, 2004 from $41.8 million in 2003, resulting from slightly lower short term interest rates and reduced debt.

Income Tax Expense

Income tax expense decreased 3.3% to $253.9 million in the year ended December 31, 2004, from $262.7 million in 2003. A significant portion of this decrease resulted from a current tax benefit of $57.6 million in the aggregate recorded in the second quarter of 2004. This benefit was mainly due to the filing of amended federal income tax returns for prior years claiming research and experimentation tax credits and resolution of several significant tax audit issues relating to prior years.

The resulting effective tax rate was 22.6% in the year ended December 31, 2004, compared to 30.6% in 2003. Excluding the impact of the filing of amended tax returns for prior years and the resolution of tax audit issues, the effective tax rate would have been 27.7% for the year ended December 31, 2004. The remaining tax rate improvement primarily reflects a shift of income to jurisdictions with lower tax rates and the accrual of a 2004 tax credit for research and experimentation expenses.

We plan to fund more of our research and development in the U.S. rather than elsewhere in 2005 and the following years. This results from the evolving nature of our research and development focus to more retinal and glaucoma pharmaceutical products and from new and expected U.S. tax regulations which reduce the benefit of owning intellectual property outside the U.S. We expect this to decrease our effective tax rate by about 3% in 2005 primarily by increasing our U.S. tax deduction for research and development. We expect further declines in our effective tax rate in 2006 and 2007 of about 2% to 3% each year, at which point it should remain relatively stable for the remainder of the decade (excluding any extraordinary events).

Net Earnings

Net earnings increased 46.4% to $871.8 million in the year ended December 31, 2004 from $595.4 million in 2003. This increase resulted from an increase in gross profit that exceeded increases in operating expenses and from lower net interest expense and income tax expense, including the tax benefits of $57.6 million discussed above.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Sales

All major product categories positively contributed to the 13.2% growth in global sales for year ended December 31, 2003. Growth in product unit volumes accounted for a majority of the sales increase. Currency exchange rates also favorably impacted sales growth for 2003, largely attributable to the strength of the euro against the U.S. dollar. Excluding the impact of foreign exchange fluctuations, sales would have grown by 9.0%.

Sales in the major Latin American markets of Brazil and Mexico attained significant constant currency growth during 2003. Prevailing competitive market conditions and lower reimbursement for cataract and vitreoretinal surgery continued to restrain sales in Japan, our largest international market during 2003.

	2003	2002	Change	Foreign Currency Change	Change in Constant Currency[a]
(in millions, except percentages)					
PRODUCT SALES					
Infection/inflammation	$ 517.9	$ 446.0	16.1%		
Glaucoma	432.4	349.6	23.7		
Allergy	276.6	223.1	24.0		
Otic	122.9	89.7	37.0		
Other pharmaceuticals/rebates	(39.9)	(18.0)	*		
Total Pharmaceutical	1,309.9	1,090.4	20.1	3.1%	17.0%
Intraocular lenses	498.6	437.7	13.9		
Cataract/vitreoretinal	1,017.0	927.0	9.7		
Refractive	70.3	73.8	(4.7)		
Total Surgical	1,585.9	1,438.5	10.2	5.6	4.6
Contact lens disinfectants	282.2	275.1	2.6		
Artificial tears	117.3	99.2	18.2		
Other	111.6	105.9	5.4		
Total Consumer Eye Care	511.1	480.2	6.4	2.5	3.9
Total Global Sales	$ 3,406.9	$ 3,009.1	13.2	4.2	9.0

 * Not Meaningful

(a) Change in constant currency is determined by comparing adjusted 2003 reported amounts, calculated using 2002 monthly average exchange rates, to the actual 2002 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Pharmaceutical. Global sales growth was led by sales of our pharmaceutical products, which increased 20.1% (17.0% in constant currency). Broad-based gains were achieved across most major therapeutic market segments and key products.

Vigamox® ophthalmic solution, our newest fluoroquinolone ocular infection treatment, was introduced in April 2003 and quickly built momentum. Within the U.S. market, we began converting our existing business from *Ciloxan*® ophthalmic solution and ointment, our third generation fluoroquinolone anti-infective product, in advance of its patent expiration in June 2004, to *Vigamox*®. Although a portion of *Vigamox*® sales reduced sales of *Ciloxan*®, total fluoroquinolone sales increased by 32.5% in 2003. (*Vigamox*® is licensed to us by Bayer AG.)

Among our glaucoma products, *Travatan*® ophthalmic solution continued to expand its global market reach with sales of $135.3 million for the year ended December 31, 2003, compared to $70.9 million in 2002. *Travatan*® continued to increase its prescription share of the U.S. prostaglandin market and outpaced the overall growth of our glaucoma products. In addition, the product continued to achieve significant market share gains in the key European markets of Italy, Germany and France, as well as the Latin American markets of Brazil, Argentina, Mexico and Chile.

Our key allergy product, *Patanol®* ophthalmic solution, achieved sales in 2003 of $252.0 million and grew 27% over 2002. *Patanol®* continued to hold its market leadership position in the U.S., achieving 24.6% growth over 2002 in the U.S. market with record sales. The European launch of this product under the tradename *Opatanol®* ophthalmic solution early in 2003 contributed to this product's sales growth.

Our line of otic products achieved the strongest growth rate within the pharmaceutical line. On July 25, 2003, approval was received from the FDA to market *Ciprodex®* otic suspension for both middle ear infections in children with ear tubes and outer ear infections. The launch of *Ciprodex®* otic combined with our existing *Cipro® HC* otic solution sparked the growth of this segment by extending the line to provide complete therapeutic coverage for both outer and middle ear infections. (*Ciprodex®* and *Cipro®* are registered trademarks of Bayer AG, licensed to Alcon by Bayer AG.)

Our other key branded products that contributed to the sales growth of the International pharmaceutical line were *Azopt®* ophthalmic suspension, *TobraDex®* ophthalmic suspension and ointment, *Maxitrol®* ophthalmic suspension and ointment and *Tobrex®* ophthalmic solution and ointment.

Surgical. Our line of surgical products grew 10.2% (4.6% in constant currency) for the year ended December 31, 2003 compared to 2002, despite a decline of 4.7% in sales of refractive products. Surgical sales were generally strong in all major markets except Japan where governmental reimbursement reductions and competitive pressures, particularly in the intraocular lens business, resulted in a contraction of surgical products sales by approximately 7%. Otherwise, sales of *AcrySof®* intraocular lenses led the growth of the surgical business.

The *AcrySof® Natural* lens, launched in the U.S. during the third quarter 2003, contributed to the global growth. *AcrySof® Natural* is the first foldable intraocular lens that filters both ultraviolet and portions of high frequency blue light spectrum to receive FDA approval. Clinical evidence is emerging that links retinal damage with high frequency blue light. Outside the U.S., our line of viscoelastic products also contributed to sales growth.

The *Infiniti®* vision system, our tri-modal lens removal system, was added to our line of surgical equipment in 2003. This product commands a premium price and boosted the growth of our equipment line. Shipments of *Infiniti®* began in the U.S. and International markets during the third quarter of 2003 and gained momentum.

The commercial launch of the *LADARWave®* wavefront aberrometer and *CustomCornea®*, our custom ablation wavefront refractive technology, continued to gain acceptance in the marketplace as evidenced by increasing numbers of custom procedures being performed in the U.S. Sales of our refractive products, however, were negatively affected by global economic conditions, flat consumer demand and low demand for laser equipment.

Consumer Eye Care. Our global consumer eye care sales, which consists of contact lens care and other general eye care products, grew 6.4% (3.9% in constant currency). Sales of our contact lens disinfectant products, including *OPTI-FREE® EXPRESS®* contact lens care solutions, grew 2.6% in 2003 in the face of difficult competitive market conditions in the U.S. and Japan.

Our artificial tears products made strong gains during the same period and benefited from the performance of our new dry eye product, *Systane®* lubricant eye drops, which has steadily gained market share since its U.S. introduction in February 2003. International sales of artificial tears were positively impacted by growth of our *Tears Naturale®* lubricant eye drops franchise.

Gross Profit

Gross profit increased 13.4% to $2,401.0 million, or 70.5% of sales in the year ended December 31, 2003 compared to $2,116.4 million, or 70.3% of sales in 2002. This slight improvement in gross profit as a percentage of sales is partially due to charges in 2002 of $3.4 million related to changes made to an employee deferred compensation plan and $5.9 million associated with the write-off of *SKBM®* microkeratome inventory and related manufacturing equipment. Gross profit was positively affected by price increases (primarily in the U.S.) and increased manufacturing efficiencies. Negatively affecting margins in 2003 were startup costs associated with the *LADARWave®* and the *Infiniti®*, higher third party royalty expenses, price pressures in Japan and geographic sales mix.

Operating Expenses

Selling, general and administrative expenses were $1,112.5 million, or 32.6% of sales, in the year ended December 31, 2003 compared to $1,014.7 million, or 33.7% of sales, in 2002. This large decrease in selling, general and administrative expenses as a percentage of sales is primarily due to the fact that, in 2002, there were $12.6 million of expenses related to changes made to an employee deferred compensation plan and $14.1 million of customer refunds and other costs associated with the decision to recall and terminate the *SKBM®* microkeratome product line. Selling, general and administrative expenses in 2003 included the impact of the expansion of the U.S. pharmaceutical sales force, launch expenses of several new products including *Ciprodex®* otic, *AcrySof® Natural, Infiniti®, Vigamox®, LADARWave®* and *Opatanol®* and pre-launch expenses associated with anecortave acetate. These increased costs were partially offset by declines in legal fees and bad debts expense.

Research and development expenses for the year ended December 31, 2003 were $349.9 million, or 10.3% of sales, compared to $323.5 million, or 10.7% of sales, in 2002. Research and development expenses in 2002 included $6.6 million of expenses related to changes made to an employee deferred compensation plan. Research and development expenses in 2003 reflect increased investment in products in the therapeutic areas of glaucoma, age-related macular degeneration and nasal allergy, which are in the later stages of development.

Amortization of intangibles decreased 9.5% to $67.4 million in the year ended December 31, 2003 from $74.5 million in 2002. The decrease is primarily due to a $5.9 million impairment loss on intangible assets, which was recorded as amortization, related to the voluntary recall and termination of the *SKBM®* microkeratome product line in 2002.

Operating Income

Operating income increased 25.0% to $879.4 million in the year ended December 31, 2003 from $703.7 million in 2002. In 2003, operating income was positively affected by an $8.2 million gain on the sale of the Madrid, Spain, manufacturing plant. Operating income was negatively impacted in 2002 by charges of $22.6 million related to changes made to an employee deferred compensation plan and $25.9 million of *SKBM®* microkeratome recall and termination costs. After considering the impact of these items, operating income would still have improved as a percentage of sales, in part due to continued operating efficiencies gained from the Company's global infrastructure.

Alcon United States business segment operating income increased 17.6% to $802.4 million, or 44.9% of sales, in the year ended December 31, 2003 from $682.1 million, or 41.8% of sales, in 2002. The improvement in operating income is partially due to the inclusion in 2002 of $12.6 million of costs associated with the decision to recall and terminate the *SKBM®* microkeratome. Operating income in 2003 also improved as a result of price increases on pharmaceuticals, lower manufactured cost of goods, improved mix of higher margin products, and slower growth in selling, general and administrative expenses.

Alcon International business segment operating income increased 20.1% to $516.2 million, or 31.8% of sales, in the year ended December 31, 2003 from $429.9 million, or 31.2% of sales, in 2002. Operating income in 2002 reflected one-time costs of $13.3 million related to the decision to recall and terminate the *SKBM®* microkeratome. Operating income as a percent of sales was affected in 2003 by a reduction in gross profit margins as a result of the foreign currency and geographic mix of sales and operating profits. Japan, our second largest market, did not grow in line with our other international markets as we were faced with pricing pressures associated with government reimbursement cuts and new competitive entrants in the consumer and surgical product markets.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; and (3) certain other general corporate expenses.

Interest and Other Expenses

Interest income decreased 16.7% to $18.5 million in the year ended December 31, 2003 from $22.2 million in 2002, primarily as a result of lower short term interest rates in 2003. Interest expense decreased 22.3% to $41.8 million in the year ended December 31, 2003 from $53.8 million in 2002, primarily as a result of lower short term interest rates.

Income Tax Expense

Income tax expense increased 24.7% to $262.7 million in the year ended December 31, 2003 from $210.6 million in 2002, mainly due to higher earnings. The reported effective tax rate of 30.6% in the year ended December 31, 2003 is lower than the 2002 effective tax rate of 31.1%. The decrease in the effective tax rate is due to a more favorable mix of income earned in various tax jurisdictions, an increase in foreign sales corporation and extraterritorial income tax benefits related to the current and previous years, and utilization of certain tax credits and net operating loss carryforwards that had valuation allowances in prior years.

Net Earnings

Net earnings increased 27.5% to $595.4 million in the year ended December 31, 2003 from $466.9 million in 2002. The increase reflects the impact of the following income and expense items:

- in 2003, the gain on the sale of the Madrid, Spain, manufacturing plant of $5.7 million, net of income taxes, and
- in 2002, changes to an employee deferred compensation plan of $14.2 million, net of income taxes, the *SKBM*® microkeratome recall and termination costs of $17.9 million, net of income taxes, and the estimated impact of the IPO.

SALES BY QUARTER

The following table sets forth our sales by quarter for the last three years.

| | Unaudited | | |
	2004	2003	2002
(in millions)			
First	$ 963.6	$ 807.1	$ 706.5
Second	1,039.2	925.4	809.5
Third	958.1	822.7	743.9
Fourth	952.7	851.7	749.2
Total	$ 3,913.6	$ 3,406.9	$ 3,009.1

Our quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere. The sales increase in the first quarter of 2004 compared to the first quarter of 2003 reflected pharmaceutical sales growth of 22.1% in the United States and, in the International business segment, pharmaceutical sales growth of 30.8% and surgical sales growth of 25.3%. The sales increase during the fourth quarter of 2003 compared to the third quarter was driven by a strong performance in our International business segment, primarily in the surgical product line.

LIQUIDITY AND CAPITAL RESOURCES

Cash, Debt and Liquidity

At December 31, 2004, the Company reported cash and cash equivalents of $1,093.4 million, total debt of $988.0 million and consolidated shareholders' equity of $2,187.9 million. The net cash (debt) balance (cash and cash equivalents minus total debt) improved $429.7 million during 2004 to $105.4 million as the Company continued to generate significant cash flow from operations.

Although net cash (debt) and the change in net cash (debt) are not U.S. GAAP defined measures, management believes that the evolution of net cash (debt) is important to understanding the Company's cash flow generation and overall financial health. As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland, while the Company's debt is located in subsidiary operating companies elsewhere. Net cash (debt) is calculated as follows:

December 31,	2004	2003
(in millions)		
NET CASH (DEBT)		
Cash and cash equivalents	$ 1,093.4	$ 1,086.0
Short term borrowings	911.6	1,326.8
Current maturities of long term debt	4.5	8.5
Long term debt	71.9	75.0
Total debt	988.0	1,410.3
Net cash (debt)	$ 105.4	$ (324.3)

Cash Flows

During the year ended December 31, 2004, the Company generated operating cash flow of $1,047.8 million. Most of the operating cash flow was used for repayment of short term borrowings, for the purchase of Alcon common shares, for dividends on common shares as discussed under "Financing Activities," and for capital expenditures, including improvements in our manufacturing facilities and certain new construction.

Financing Activities

During the year ended December 31, 2004, we were able to use over 40% of our cash flows from operations to reduce short term borrowings by $434.5 million. Our short term borrowings are discussed more fully under "Credit and Commercial Paper Facilities" below.

Since the IPO, the board of directors has approved the purchase of up to 10,000,000 Alcon common shares, including 8,000,000 approved in 2004, to satisfy the exercise of share options granted to employees in 2004 and 2005. Since the IPO, we have purchased 4,401,000 treasury shares (including 3,622,400 treasury shares in 2004) for $278.3 million (including $236.3 million in 2004). We expect to issue new common shares from conditional capital for the exercise of options held by employees that are scheduled to become exercisable in 2005 and 2006.

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and ultimately the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. Subject to these limitations, we expect to declare a dividend based on 2004 operations of CHF 1.18 per common share, or approximately $1.00 per common share, totaling an estimated $305 million depending on exchange rates. We anticipate that the dividend, if it is approved by the shareholders on May 3, 2005, will be paid on or about May 20, 2005.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2004 was $255.5 million, including $146.2 million of capital expenditures related to improvements in our manufacturing and research and development facilities and other infrastructure. During this period, we also acquired intangible assets at a cost of $69.9 million. Our annual capital expenditures over the last three years were $146.2 million in 2004, $157.9 million in 2003 and $120.9 million in 2002, principally to expand and upgrade our manufacturing and research and development facilities.

In the fourth quarter of 2004, we began to occupy the new administrative facility constructed in Fort Worth, Texas to provide occupancy for offsite employees as well as a training and education center for physicians, medical students and our sales force. The conversion of the manufacturing facility in Cork, Ireland, to an intraocular lens manufacturing plant commenced in 2003. The facility should be completed and begin manufacturing intraocular lenses for the European market in 2005. In 2004, additional expenditures were made to upgrade our manufacturing facilities in Puurs, Belgium, Kaysersberg, France, Huntington, West Virginia, and Fort Worth, Texas. We had capital expenditure commitments of $32.0 million at December 31, 2004. We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

In November 2003, Alcon's wholly owned subsidiary, Alcon Cusí S.A., completed the sale of its contact lens care solutions manufacturing facility located in Madrid, Spain, to AMO Manufacturing Spain, S.L., a wholly owned subsidiary of Advanced Medical Optics, Inc. for $21.6 million in cash. The Company realized a pre-tax gain of $8.2 million from the sale during the fourth quarter of 2003.

The production of contact lens care products previously manufactured in Madrid was transferred to our plant in Fort Worth, Texas. The Madrid plant was sold to optimize capacity levels, streamline manufacturing and distribution operations, gain efficiencies and reduce total production costs for contact lens care solutions.

Contractual Obligations

(in millions)		Payments Due by Period			
	Total	1 Year or Less	2-3 Years	4-5 Years	More than 5 Years
Long term debt	$ 76.4	$ 4.5	$ 10.3	$ 0.5	$ 61.1
Operating leases	148.4	43.4	48.6	24.4	32.0
Purchase obligations	58.2	17.6	26.1	9.3	5.2
Other long term liabilities	317.1	23.1	42.1	27.8	224.1
Total contractual obligations	$ 600.1	$ 88.6	$ 127.1	$ 62.0	$ 322.4

The Company has obligations under certain guarantees, letters of credit, indemnifications and other contracts that contingently require the Company to make payments to guaranteed parties upon the occurrence of specified events. The Company believes the likelihood is remote that material payments will be required under these contingencies, and that they do not pose potential risk to the Company's future liquidity, capital resources and results of operations. See the Notes to Consolidated Financial Statements for further descriptions and discussions regarding the Company's obligations.

Capital Resources

We expect to meet our current liquidity needs, including the approximately $305 million anticipated dividend payment subject to shareholder approval, principally through cash and cash equivalents, the liquidation of short term investments and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through our operating cash flows and through issuances of commercial paper under the facility described below, the combination of which we believe would be sufficient even if our sales were adversely impacted as compared to expectations.

Credit and Commercial Paper Facilities

As of December 31, 2004, Alcon and its subsidiaries had credit and commercial paper facilities of approximately $3.0 billion available worldwide, including a $2.0 billion commercial paper facility. As of December 31, 2004, $651.7 million of the commercial paper was outstanding at an average interest rate of 2.2% before fees.

Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In addition, we pay Nestlé a fee for serving as a guarantor on a bank loan for Japanese yen 5.0 billion ($48.1 million) maturing in 2011, arranged by ABN AMRO for our subsidiary in Japan. Nestlé's guarantees permit us to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for their guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction. The total of these fees paid to Nestlé for the years ended December 31, 2004, 2003 and 2002 were $0.9 million, $4.1 million and $1.7 million, respectively. The loan contains a provision that may terminate and accelerate the obligations in the event that Nestlé's ownership of Alcon falls below 51%.

Alcon and its subsidiaries also had available commitments of $349.0 million under unsecured revolving credit facilities with Nestlé and its affiliates; at December 31, 2004, $90.6 million was outstanding under these credit facilities. Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $655.7 million under which there was an aggregate outstanding balance of $169.3 million at December 31, 2004. These third-party credit facilities are arranged or provided by a number of international financial institutions, the most significant of which had the following aggregate limits: Citibank ($219.9 million); Mizuho Bank ($86.7 million); FORTIS ($51.2 million); Mitsui-Sumitomo Bank ($81.9 million); and VFJ Bank ($28.9 million). The majority of the credit facilities with Nestlé and third parties are committed for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 3.5% at December 31, 2004.

IPO-Related Activities

On March 20, 2002, Alcon made a payment to Nestlé of $1,243.4 million for dividends and return of capital. This payment was financed from existing cash and cash equivalents and additional short term debt. The entire payment was considered a dividend under Swiss law.

In February 2002, prior to the IPO, Nestlé converted 69,750,000 Alcon common shares into 69,750,000 Alcon non-voting preferred shares. On March 21, 2002, holders of Alcon common shares voted to redeem the preferred shares for an aggregate redemption price of CHF 3.634 billion. The proceeds, net of related costs including taxes, from the IPO were used to redeem the preferred shares for $2,188.0 million on May 29, 2002. No dividends were paid on the preferred shares.

If the conversion of 69,750,000 Alcon common shares into Alcon preferred shares on February 25, 2002 had been delayed until the date of the IPO, earnings per share and the weighted average common shares for the year ended December 31, 2002 would have been less than reported:

	Proforma	As Reported
Basic earnings per common share	$ 1.51	$ 1.54
Diluted earnings per common share	$ 1.51	$ 1.53
Basic weighted average common shares	305,878,040	301,482,834
Diluted weighted average common shares	306,906,985	302,511,780

On March 20, 2002, Alcon's IPO was priced at $33.00 per share for 69,750,000 common shares. The net proceeds to Alcon from the IPO were $2,189.0 million, after offering expenses and taxes, and were used to redeem the preferred shares on May 29, 2002.

Net proceeds of $219.1 million, after offering expenses and taxes, from the subsequent exercise of the underwriters' over-allotment option to purchase 6,975,000 common shares were used to reduce short term indebtedness.

Dividends on Preferred Shares of Subsidiary

For the year ended December 31, 2002, earnings available to common shareholders and earnings per share were reduced by the preferred dividends and the excess of the redemption cost over the carrying value of the preferred shares of a wholly owned subsidiary of Alcon, totaling approximately $3.9 million.

MARKET RISK

Interest Rate Risks

Because we have previously financed, and expect to continue to finance, our operations in part through short term loans, we are exposed to interest rate risks. At December 31, 2004, the majority of our loans were short term, floating-rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have partly mitigated this risk by investing our cash and cash equivalents and short term investments in floating rate investments. We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest rate risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. It is not unusual for our six largest customers in the United States to represent in the aggregate approximately 17% of the outstanding balance of our total accounts receivable; however, no single customer accounts for more than 10% of annual sales.

As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, transactions range in duration from one to five years and in principal amount range from $50,000 to $350,000. We conduct credit analysis on the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment. Over the last 18 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size, and has relatively less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative purposes.

We use forward contracts and options to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged. A number of these contracts are executed through Nestlé to take advantage of their expertise and economies of scale.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

NEW ACCOUNTING STANDARDS

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs." This statement amends the guidance in Accounting Research Bulletin No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 requires that abnormal amounts of those items be recognized as current-period charges regardless of whether they meet the criteria set forth in the earlier accounting guidance. The statement is effective for fiscal years beginning after June 15, 2005 but early adoption is permitted. The adoption of SFAS No. 151 is not expected to have a significant impact on our results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets." This statement amends the guidance in Accounting Principles Board Opinion No. 29 to require that all exchanges of nonmonetary assets be recorded at the fair value of the assets exchanged except where a nonmonetary exchange has no commercial substance. The statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a significant impact on our results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment." This statement revised SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." This revision requires that the Company recognize in the statement of earnings the grant-date "fair value" of stock options and other equity-based compensation issued to employees. The revised statement generally requires the "fair value" method for these transactions and eliminates the intrinsic value method permitted under Opinion No. 25. The statement is effective for fiscal periods beginning after June 15, 2005. The Company is still analyzing this statement to determine how it will affect the reporting and disclosures in future annual and interim periods but plans to adopt the provisions of this statement using the modified prospective application method beginning in the third quarter of 2005. We estimate the adoption of these provisions will decrease pretax earnings by approximately $28 million. See note (1) (s) of the Notes to Consolidated Financial Statements for disclosure of the estimated impact on net earnings and earnings per share had the Company applied the "fair value" method in 2004, 2003 and 2002.

At its November 30, 2004 meeting, the FASB ratified the consensuses reached in Emerging Issues Task Force ("EITF") Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations." A consensus was reached regarding whether the criteria in paragraph 42 of FASB No. 144 have been met for the purposes of classifying the results of operations of a component of an entity that has been disposed of or classified as held for sale as discontinued operations. The determination of whether a component should be classified as discontinued is dependant on whether there is continued involvement with the component. The consensus is effective for components of an enterprise that are either disposed of or classified as held for sale as discontinued operations in fiscal periods beginning after December 14, 2004. The adoption of this consensus is not expected to have a material impact on our results of operations or financial position.

On December 21, 2004, the FASB posted FASB Staff Position ("FSP") No. FAS 109-1, "Application of FASB Statement No. 109, *Accounting for Income Taxes,* to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004." This FSP provides guidance on the application of FASB Statement No. 109, *Accounting for Income Taxes,* to the provision within the American Jobs Creation Act of 2004 that provides a tax deduction for qualified production activities. The FASB staff believes that the deduction should be accounted for as a special deduction in accordance with Statement No. 109. The FASB staff also observes that the special deduction should be considered by an enterprise in (a) measuring deferred taxes when graduated tax rates are a significant factor and (b) assessing whether a valuation allowance is necessary as required by paragraph 232 of Statement No. 109. This FSP was effective upon issuance, and we applied its guidance in the recording of our income taxes beginning in the fourth quarter of 2004. This FSP did not have a significant impact on our results of operations or financial condition in 2004.

On December 21, 2004, the FASB also posted FSP No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." The American Jobs Creation Act of 2004 introduced a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. This FSP provides accounting and disclosure guidance for the repatriation provision. The FASB staff believes that the lack of clarification of certain provisions within the act and the timing of the enactment necessitate a practical exception to the Statement No. 109 requirement to reflect in the period of enactment the effect of a new tax law. Accordingly, an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the act on its plan for reinvestment or repatriation of foreign earnings for the purposes of applying Statement No. 109.

An enterprise that is evaluating the repatriation provision shall apply the provisions of Statement No. 109 as it decides on a plan for reinvestment or repatriation of its unremitted foreign earnings. The decision process may occur in stages, with each stage occurring at a different time. This FSP was effective upon issuance. Since our U.S. subsidiaries do not own any subsidiaries outside the U.S., this FSP will have no effect on our results of operations or financial position.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ALCON, INC.

We have audited the accompanying consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcon, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Fort Worth, Texas

January 28, 2005,
   except for note 19 which is
   as of February 9, 2005

CONSOLIDATED BALANCE SHEETS

December 31,	2004	2003
(in millions, except share data)		
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,093.4	$ 1,086.0
Investments	138.2	100.5
Trade receivables, net	696.8	622.8
Inventories	455.2	446.5
Deferred income tax assets	176.1	157.4
Other current assets	84.4	57.0
Total current assets	2,644.1	2,470.2
Property, plant and equipment, net	830.2	788.8
Intangible assets, net	329.3	331.5
Goodwill	549.2	552.1
Long term deferred income tax assets	66.4	41.8
Other assets	48.9	39.2
Total assets	$ 4,468.1	$ 4,223.6
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 126.2	$ 146.1
Short term borrowings	911.6	1,326.8
Current maturities of long term debt	4.5	8.5
Other current liabilities	835.1	751.6
Total current liabilities	1,877.4	2,233.0
Long term debt, net of current maturities	71.9	75.0
Long term deferred income tax liabilities	23.3	31.4
Other long term liabilities	307.6	292.7
Contingencies (note 16)		
Shareholders' equity:		
Common shares, par value CHF 0.20 per share, 336,975,000 shares authorized; 310,062,322 shares issued and 305,654,454 shares outstanding at December 31, 2004; 309,310,273 shares issued and 308,519,051 shares outstanding at December 31, 2003	42.7	42.5
Additional paid-in capital	547.3	512.0
Accumulated other comprehensive income (loss)	225.4	135.8
Deferred compensation	(2.6)	(7.5)
Retained earnings	1,653.6	951.2
Treasury shares, at cost; 4,407,868 shares at December 31, 2004; and 791,222 shares at December 31, 2003	(278.5)	(42.5)
Total shareholders' equity	2,187.9	1,591.5
Total liabilities and shareholders' equity	$ 4,468.1	$ 4,223.6

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31,	2004	2003	2002
(in millions, except share data)			
Sales	$ 3,913.6	$ 3,406.9	$ 3,009.1
Cost of goods sold	1,081.6	1,005.9	892.7
Gross profit	2,832.0	2,401.0	2,116.4
Selling, general and administrative	1,237.3	1,112.5	1,014.7
Research and development	390.4	349.9	323.5
Gain on sale of plant	—	(8.2)	—
Amortization of intangibles	72.5	67.4	74.5
Operating income	1,131.8	879.4	703.7
Other income (expense):			
Gain (loss) from foreign currency, net	(2.2)	2.0	4.2
Interest income	23.3	18.5	22.2
Interest expense	(26.9)	(41.8)	(53.8)
Other	(0.3)	—	1.2
Earnings before income taxes	1,125.7	858.1	677.5
Income taxes	253.9	262.7	210.6
Net earnings	$ 871.8	$ 595.4	$ 466.9
Basic earnings per common share	$ 2.85	$ 1.93	$ 1.54
Diluted earnings per common share	$ 2.80	$ 1.92	$ 1.53
Basic weighted average common shares	305,761,128	307,934,623	301,482,834
Diluted weighted average common shares	310,837,194	310,812,399	302,511,780

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Years ended December 31, 2004, 2003 and 2002

	Common Shares		Additional Paid-in Capital	Accumulated Other Compre- hensive Income (Loss)	Deferred Compen- sation	Retained Earnings	Treasury Shares	Total
	Number of Shares Outstanding	Amount						
(in millions, except share data)								
Balance, December 31, 2001	300,000,000	$ 42.9	$ 592.0	$ (110.8)	$ —	$ 865.5	$ —	$ 1,389.6
Comprehensive income:								
Net earnings	—	—	—	—	—	466.9	—	466.9
Change in net unrealized losses on investments	—	—	—	(1.6)	—	—	—	(1.6)
Change in net unrealized losses on cash flow hedges	—	—	—	(5.8)	—	—	—	(5.8)
Foreign currency translation adjustments	—	—	—	101.8	—	—	—	101.8
Total comprehensive income								561.3
Conversion of common shares to preferred shares	(69,750,000)	(10.0)	(2,178.0)	—	—	—	—	(2,188.0)
Initial public offering	76,725,000	9.3	2,398.8	—	—	—	—	2,408.1
Share award transactions	84,968	—	3.3	—	—	—	(0.2)	3.1
Treasury shares acquired	(193,500)	—	—	—	—	—	(7.9)	(7.9)
Conversion of employee plan	2,165,699	0.3	70.3	—	(37.3)	—	—	33.3
Compensation expense	—	—	—	—	22.1	—	—	22.1
Dividends and accretion of discount on preferred shares of subsidiary	—	—	—	—	—	(3.9)	—	(3.9)
Dividends on common shares	—	—	(377.9)	—	—	(865.5)	—	(1,243.4)
Balance, December 31, 2002	309,032,167	42.5	508.5	(16.4)	(15.2)	463.0	(8.1)	974.3
Comprehensive income:								
Net earnings	—	—	—	—	—	595.4	—	595.4
Change in net unrealized losses on investments	—	—	—	(0.3)	—	—	—	(0.3)
Change in net unrealized losses on cash flow hedges	—	—	—	5.8	—	—	—	5.8
Minimum pension liability adjustment	—	—	—	(2.5)	—	—	—	(2.5)
Foreign currency translation adjustments	—	—	—	149.2	—	—	—	149.2
Total comprehensive income								747.6
Share award transactions	71,984	—	3.5	—	—	—	(0.2)	3.3
Treasury shares acquired	(585,100)	—	—	—	—	—	(34.2)	(34.2)
Compensation expense	—	—	—	—	7.7	—	—	7.7
Dividends on common shares	—	—	—	—	—	(107.2)	—	(107.2)
Balance, December 31, 2003	308,519,051	42.5	512.0	135.8	(7.5)	951.2	(42.5)	1,591.5
Comprehensive income:								
Net earnings	—	—	—	—	—	871.8	—	871.8
Change in net unrealized losses on investments	—	—	—	(1.5)	—	—	—	(1.5)
Minimum pension liability adjustment	—	—	—	(1.5)	—	—	—	(1.5)
Foreign currency translation adjustments	—	—	—	92.6	—	—	—	92.6
Total comprehensive income								961.4
Share award transactions	757,803	0.2	35.3	—	—	—	0.3	35.8
Treasury shares acquired	(3,622,400)	—	—	—	—	—	(236.3)	(236.3)
Compensation expense	—	—	—	—	4.9	—	—	4.9
Dividends on common shares	—	—	—	—	—	(169.4)	—	(169.4)
Balance, December 31, 2004	305,654,454	$ 42.7	$ 547.3	$ 225.4	$ (2.6)	$ 1,653.6	$ (278.5)	$ 2,187.9

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,	2004	2003	2002
(in millions)			
Cash provided by (used in) operating activities:			
Net earnings	$ 871.8	$ 595.4	$ 466.9
Adjustments to reconcile net earnings to cash provided			
from operating activities:			
Depreciation	120.7	110.4	92.0
Amortization of intangibles	72.5	67.4	74.5
Amortization of deferred compensation	4.9	7.7	22.1
Tax benefit from exercise of stock options	9.3	0.9	—
Deferred income taxes	(40.5)	(28.1)	5.3
(Gain) loss on sale of assets	2.7	(7.2)	6.7
Changes in operating assets and liabilities:			
Trade receivables	(36.8)	(19.6)	(27.5)
Inventories	23.9	25.0	(3.3)
Other assets	(29.6)	36.5	28.6
Accounts payable and other current liabilities	37.4	92.9	26.1
Other long term liabilities	11.5	34.1	10.0
Net cash from operating activities	1,047.8	915.4	701.4
Cash provided by (used in) investing activities:			
Proceeds from sale of assets	1.6	21.1	1.5
Purchases of property, plant and equipment	(146.2)	(157.9)	(120.9)
Purchases of intangible assets	(69.9)	(5.0)	(2.8)
Net purchases of investments	(41.0)	(33.9)	(4.7)
Net cash from investing activities	(255.5)	(175.7)	(126.9)
Cash provided by (used in) financing activities:			
Net proceeds from (repayment of) short term debt	(434.5)	(506.9)	951.4
Proceeds from issuance of long term debt	—	—	0.9
Repayment of long term debt	(9.3)	(23.5)	(630.4)
Dividends on common shares	(169.4)	(107.2)	(1,243.4)
Proceeds from public sale of common shares	—	—	2,408.1
Redemption of preferred shares	—	—	(2,188.0)
Proceeds from sale of common shares to employees	25.8	2.6	3.3
Acquisition of treasury shares	(236.3)	(34.1)	(7.9)
Proceeds from sale of preferred shares of subsidiary	—	—	1,362.5
Redemption of preferred shares of subsidiary	—	—	(1,364.4)
Dividends on preferred shares of subsidiary	—	—	(2.0)
Other	1.0	—	(42.8)
Net cash from financing activities	(822.7)	(669.1)	(752.7)
Effect of exchange rates on cash and cash equivalents	37.8	47.5	5.6
Net increase (decrease) in cash and cash equivalents	7.4	118.1	(172.6)
Cash and cash equivalents, beginning of year	1,086.0	967.9	1,140.5
Cash and cash equivalents, end of year	$ 1,093.4	$ 1,086.0	$ 967.9

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

(a) Description of Business

The principal business of Alcon, Inc., a Swiss corporation ("Alcon"), and all of its subsidiaries (collectively, the "Company") is the development, manufacture and marketing of pharmaceuticals, surgical equipment and devices, contact lens care and other vision care products that treat eye diseases and disorders and promote the general health and function of the human eye. Due to the nature of the Company's worldwide operations, it is not subject to significant concentration risks.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company. All significant balances and transactions among the consolidated entities have been eliminated in consolidation. All consolidated entities are included on the basis of a calendar year.

(c) Management Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Actual results could differ from those estimates.

(d) Foreign Currency

The reporting currency of the Company is the United States dollar. The financial position and results of operations of the Company's foreign subsidiaries are generally determined using the local currency as the functional currency. Assets and liabilities of these subsidiaries have been translated at the rate of exchange at the end of each period. Revenues and expenses have been translated at the weighted average rate of exchange in effect during the period. Gains and losses resulting from translation adjustments are included in accumulated other comprehensive income (loss) in shareholders' equity. The impact of subsidiaries located in countries whose economies are considered highly inflationary is insignificant. Gains and losses resulting from foreign currency transactions are included in nonoperating earnings. Under Swiss corporate law, Alcon is required to declare any dividends on its common shares in Swiss francs.

(e) Cash and Cash Equivalents

Cash equivalents include demand deposits and all highly liquid investments with original maturities of three months or less.

(f) Inventories

Inventories are stated at the lower of cost or market. Cost is determined primarily using the first-in, first-out method.

(g) Investments

Investments consist of equity and fixed income securities classified as available-for-sale. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

A decline in the market value of any available-for-sale investments that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend and interest income is recognized when earned.

(h) Financial Instruments

The Company uses various derivative financial instruments on a limited basis as part of a strategy to manage the Company's exposure to certain market risks associated with interest rate and foreign currency exchange rate fluctuations expected to occur within the next twelve months. The Company evaluates the use of interest rate swaps and periodically uses such arrangements to manage its interest risk on selected debt instruments. The Company does not enter into financial instruments for trading or speculative purposes.

The Company periodically uses foreign currency forward exchange contracts to reduce the effect of fluctuating foreign currencies on foreign currency denominated intercompany transactions. The forward exchange contracts establish the exchange rates at which the Company purchases or sells the contracted amount of foreign currencies for specified local currencies at a future date. The Company uses forward contracts, which are short term in nature, and receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date.

All of the Company's derivative financial instruments are recorded at fair value. For derivative instruments designated and qualifying as fair value hedges, the gain or loss on these hedges is recorded immediately in earnings to offset the changes in the fair value of the assets or liabilities being hedged. For derivative instruments designated and qualifying as cash flow hedges, the effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive income (loss) in shareholders' equity, and is reclassified into earnings when the hedged transaction affects earnings.

(i) Property, Plant and Equipment

Property, plant and equipment are stated at historical cost. Additions, major renewals and improvements are capitalized while repairs and maintenance costs are expensed. Upon disposition, the book value of assets and related accumulated depreciation is relieved and the resulting gains or losses are reflected in earnings.

Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets, which are as follows:

Land improvements	25 years
Buildings and improvements	12–50 years
Machinery, other equipment and software	3–12 years

(j) Goodwill and Intangible Assets, Net

Goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their residual values and reviewed for recoverability upon the occurrence of an event that might indicate conditions for an impairment could exist.

Intangible assets, net, consist of customer base, trademarks, patents and licensed technology. The cost of these intangible assets is amortized on a straight-line basis over the estimated useful lives of the respective assets, which are 4 to 20 years.

(k) Impairment

Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(l) Pension and Other Postretirement Plans

The Company sponsors several defined contribution plans, defined benefit retirement plans and a postretirement health care plan.

The Company provides for the benefits payable to employees on retirement by charging current service costs to income systematically over the expected service lives of employees who participate in defined benefit plans. An actuarially computed amount is determined at the beginning of each year by using valuation methods that attribute the cost of the retirement benefits to periods of employee service. Such valuation methods incorporate assumptions concerning employees' projected compensation and health care cost trends. Prior service costs for plan amendments are generally charged to income systematically over the remaining expected service lives of participating employees.

The cost recognized for defined contribution plans is based upon the contribution required for the period.

In May 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The Company determined the impact of this act and adopted FSP No. FAS 106-2 during the second quarter of 2004. See note 15 entitled Pension and Postretirement Benefits.

(m) Revenue Recognition

The Company recognizes revenue on product sales when the customer takes title and assumes risk of loss except for surgical equipment sales. If the customer takes title and assumes risk of loss upon shipment, revenue is recognized on the shipment date. If the customer takes title and assumes risk of loss upon delivery, revenue is recognized on the delivery date. Revenue is recognized as the net amount to be received after deducting estimated amounts for rebates and product returns.

The Company recognizes revenue on surgical equipment sales when the customer takes title and assumes risk of loss and when installation and any required training have been completed. Per procedure technology fees related to refractive laser systems are recognized in the period when the procedure is performed.

The Company recognizes revenue in accordance with the United States Securities and Exchange Commission Staff Accounting Bulletins No. 101 and 104.

(n) Research and Development

Internal research and development are expensed as incurred. Third-party research and development costs are expensed as the contracted work is performed or as milestone results have been achieved.

(o) Selling, General and Administrative

Advertising costs are expensed as incurred. Advertising costs amounted to $124.7, $119.5 and $99.7 in 2004, 2003 and 2002, respectively.

Shipping and handling costs amounted to $39.3, $42.5 and $37.0 in 2004, 2003 and 2002, respectively.

(p) Income Taxes

The Company recognizes deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets, liabilities and expected benefits of utilizing net operating loss and credit carryforwards. The impact on deferred income taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment. Withholding taxes have been provided on unremitted earnings of subsidiaries which are not reinvested indefinitely in such operations. Dividends paid by subsidiaries to Alcon, Inc. do not result in Swiss income taxes.

(q) Basic and Diluted Earnings Per Common Share

Basic earnings per common share were computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the relevant period. Earnings available to common shareholders were determined by deducting dividends and accretion of discount on preferred shares of subsidiary from net earnings. In 2004, 2003 and 2002, diluted weighted average common shares reflects the potential dilution, using the treasury stock method, that could occur if employee stock options for the issuance of common shares were exercised and if contingent restricted common shares granted to employees became vested.

A reconciliation of net earnings to earnings available to common shareholders follows:

	2004	2003	2002
Net earnings	$ 871.8	$ 595.4	$ 466.9
Dividends and accretion of discount on preferred shares of subsidiary	—	—	(3.9)
Earnings available to common shareholders	$ 871.8	$ 595.4	$ 463.0

The following table reconciles the weighted average shares of the basic and diluted share computations:

	2004	2003	2002
Basic weighted average common shares outstanding	305,761,128	307,934,623	301,482,834
Effect of dilutive securities:			
Employee stock options	4,543,823	2,106,941	303,665
Contingent restricted common shares	532,243	770,835	725,281
Diluted weighted average common shares outstanding	310,837,194	310,812,399	302,511,780

The effect of antidilutive stock options was not significant for the periods presented.

(r) Comprehensive Income

Comprehensive income consists of net earnings, foreign currency translation adjustments, unrealized gains (losses) on investments, unrealized losses on cash flow hedges and minimum pension liability adjustment and is presented in the consolidated statements of shareholders' equity and comprehensive income.

(s) Stock Based Compensation

The Company applies the intrinsic value method provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. No stock-based employee compensation cost was reflected in net earnings, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per common share if the Company had applied the "fair value" recognition provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" in accounting for the plan.

	2004	2003	2002
Net earnings, as reported	$ 871.8	$ 595.4	$ 466.9
Deduct: Total stock-based employee compensation expense determined			
under the "fair value" method for all awards, net of related tax benefits	(51.5)	(35.7)	(26.1)
Proforma net earnings	$ 820.3	$ 559.7	$ 440.8
Earnings per common share:			
Basic—as reported	$ 2.85	$ 1.93	$ 1.54
Basic—proforma	$ 2.68	$ 1.82	$ 1.46
Diluted—as reported	$ 2.80	$ 1.92	$ 1.53
Diluted—proforma	$ 2.65	$ 1.80	$ 1.46

(t) Treasury Shares

Treasury shares are accounted for by the cost method. The board of directors has approved the repurchase of up to ten million common shares to satisfy the exercise of employee options to purchase common shares as described in note 11.

(u) Warranty Reserves

The Company generally warrants its surgical equipment against defects for a period of one year from the installation date. Warranty costs are estimated and expensed at the date of sale and the resulting accrued liability is amortized over the warranty period. Such costs are estimated based on actual cost experience.

(v) Reclassifications

Certain reclassifications have been made to prior year amounts to conform with current year presentation.

(2) INITIAL PUBLIC OFFERING

At December 31, 2001, Alcon was a wholly owned subsidiary of Nestlé S.A. ("Nestlé"). On September 20, 2001, the board of directors of Nestlé approved the exploration of an initial public offering (the "IPO") of a minority stake in Alcon.

Alcon declared on February 25, 2002, and made, on March 20, 2002, a payment to Nestlé of $1,243.4 (CHF 2,100) for dividends and return of capital. This payment was financed from existing cash and cash equivalents and additional short term borrowings. The entire payment was considered a dividend under Swiss law.

On February 25, 2002, Nestlé converted 69,750,000 Alcon common shares that it owned into 69,750,000 Alcon non-voting preferred shares. On March 21, 2002, holders of Alcon common shares voted to redeem the preferred shares for an aggregate redemption price of CHF 3,634. The proceeds, net of related costs including taxes, from the IPO were used to redeem the preferred shares for $2,188.0 on May 29, 2002. No dividends were paid on the preferred shares.

On March 20, 2002, Alcon's IPO was priced at $33.00 per share for 69,750,000 common shares. The net proceeds to Alcon from the IPO were $2,189.0, after offering expenses and taxes. A portion of the IPO proceeds was utilized to repay $712.1 in short term debt until May 29, 2002, when the preferred shares were redeemed.

Net proceeds of $219.1, after offering expenses and taxes, from the subsequent exercise of the underwriters' over-allotment option to purchase 6,975,000 common shares were used to reduce short term indebtedness.

In connection with the IPO, Alcon changed certain provisions of its deferred compensation plan. These changes resulted in a one-time $22.6 charge to operating income ($14.2 net of tax) upon the completion of the IPO in March 2002.

(3) CASH FLOWS—SUPPLEMENTAL DISCLOSURES

	2004	2003	2002
Supplemental disclosure of cash flow information:			
Cash paid during the year for the following:			
Interest expense, net of amount capitalized	$ 28.0	$ 43.3	$ 53.4
Income taxes	$ 327.8	$ 239.9	$ 210.6

Supplemental Disclosure of Non-cash Financing Activities:

(a) On February 25, 2002, Nestlé converted 69,750,000 Alcon common shares that it owned into 69,750,000 Alcon non-voting preferred shares. The redemption price for these preferred shares was CHF 3,634.

(b) In connection with the IPO, certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares.

Deferred compensation (included in shareholders' equity) related to the restricted common shares was reduced by $4.9, $7.7 and $22.1, which amounts were charged against earnings in the years ended December 31, 2004, 2003 and 2002, respectively, and were reflected as adjustments in net cash from operating activities.

(c) During the years ended December 31, 2004, 2003 and 2002, certain individuals terminated employment before vesting in their restricted common shares and forfeited 9,476, 6,590 and 6,032 restricted common shares, respectively. (See note 12 for discussion of restricted common shares.) The forfeited shares were recorded as treasury shares.

(4) GOODWILL AND INTANGIBLE ASSETS

Intangible assets subject to amortization:

	December 31, 2004		December 31, 2003	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Licensed technology	$ 583.2	$ (321.9)	$ 511.6	$ (258.2)
Other	186.5	(118.5)	186.0	(107.9)
	$ 769.7	$ (440.4)	$ 697.6	$ (366.1)

In 2004, the Company entered into an agreement to buy out the remaining payment obligations under a license agreement that provided for future royalties, thus converting it into a fixed price license agreement. The fixed price license is being amortized over the remaining estimated useful life of 4 years.

Years ended December 31,	2004	2003	2002
Aggregate amortization expense related to intangible assets	$ 72.5	$ 67.4	$ 74.5

In connection with a voluntary recall and termination of the *SKBM*® microkeratome product line, a $5.9 impairment loss on intangible assets was recorded as amortization in 2002.

Estimated Amortization Expense:

For year ended December 31, 2005	$ 79.8
For year ended December 31, 2006	$ 74.4
For year ended December 31, 2007	$ 71.2
For year ended December 31, 2008	$ 49.9
For year ended December 31, 2009	$ 20.0

The Company recorded no intangible assets with indefinite lives other than goodwill.

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 were as follows:

	United States Segment	International Segment	Total
Balance, December 31, 2002	$ 341.6	$ 208.2	$ 549.8
Impact of changes in foreign exchange rates and other	(2.3)	4.6	2.3
Balance, December 31, 2003	339.3	212.8	552.1
Impact of changes in foreign exchange rates and other	—	(2.9)	(2.9)
Balance, December 31, 2004	$ 339.3	$ 209.9	$ 549.2

(5) SUPPLEMENTAL BALANCE SHEET INFORMATION

December 31,	2004	2003
CASH AND CASH EQUIVALENTS		
Cash	$ 36.0	$ 65.9
Cash equivalents on deposit with Nestlé	1.7	0.1
Cash equivalents—other	1,055.7	1,020.0
	$ 1,093.4	$ 1,086.0

Cash equivalents consisted of interest bearing deposits and repurchase agreements with an initial term of less than three months.

December 31,	2004	2003
TRADE RECEIVABLES, NET		
Trade receivables	$ 728.7	$ 658.4
Allowance for doubtful accounts	(31.9)	(35.6)
	$ 696.8	$ 622.8

	2004	2003	2002
ALLOWANCE FOR DOUBTFUL ACCOUNTS			
Balance at beginning of year	$ 35.6	$ 34.9	$ 28.1
Bad debt expense	0.6	2.2	8.9
Charge-off (recoveries), net	(4.3)	(1.5)	(2.1)
Balance at end of year	$ 31.9	$ 35.6	$ 34.9

December 31,	2004	2003
INVENTORIES		
Finished products	$ 281.7	$ 270.9
Work in process	43.1	40.0
Raw materials	130.4	135.6
	$ 455.2	$ 446.5

December 31,	2004	2003
OTHER CURRENT ASSETS		
Prepaid expenses	$ 43.4	$ 26.3
Receivables from affiliates	0.1	0.1
Other	40.9	30.6
	$ 84.4	$ 57.0

December 31,	2004	2003
PROPERTY, PLANT AND EQUIPMENT, NET		
Land and improvements	$ 27.0	$ 25.4
Buildings and improvements	604.2	494.3
Machinery, other equipment and software	956.4	848.1
Construction in progress	50.5	120.6
	1,638.1	1,488.4
Accumulated depreciation	(807.9)	(699.6)
	$ 830.2	$ 788.8

Construction in progress at December 31, 2004 consisted primarily of various plant expansion projects. Commitments related to these projects at December 31, 2004 totaled $32.0.

December 31,	2004	2003
OTHER CURRENT LIABILITIES		
Deferred income tax liabilities	$ 17.2	$ 14.0
Payables to affiliates	1.8	6.1
Accrued warranties	7.6	7.3
Accrued compensation	257.3	206.3
Accrued taxes	230.7	267.1
Accrued product rebates	115.6	86.6
Other	204.9	164.2
	$ 835.1	$ 751.6

	2004	2003	2002
WARRANTY RESERVE			
Balance at beginning of year	$ 7.3	$ 6.4	$ 6.5
Warranty expense	10.4	11.0	13.4
Warranty payments, net	(10.1)	(10.1)	(13.5)
Balance at end of year	$ 7.6	$ 7.3	$ 6.4

December 31,	2004	2003
OTHER LONG TERM LIABILITIES		
Pension plans	$ 215.3	$ 194.8
Postretirement health care plan	61.2	60.2
Deferred compensation	24.0	29.4
Other	7.1	8.3
	$ 307.6	$ 292.7

December 31,	2004	2003
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)		
Foreign currency translation adjustment	$ 232.0	$ 139.4
Unrealized losses on investments	(2.6)	(1.1)
Minimum pension liability adjustment, net of tax benefit	(4.0)	(2.5)
	$ 225.4	$ 135.8

(6) SHORT TERM BORROWINGS

December 31,	2004	2003
Lines of credit	$ 141.0	$ 167.3
Commercial paper	651.7	1,005.1
From affiliates	90.6	111.5
Bank overdrafts	28.3	42.9
	$ 911.6	$ 1,326.8

At December 31, 2004, the Company had several unsecured line of credit agreements totaling $420.5 with third parties that were denominated in various currencies. The commitment fees related to unused borrowings under these facilities were nominal during 2004, 2003 and 2002. The weighted average interest rates at December 31, 2004 and 2003 were 4.3% and 2.5%, respectively. The amounts outstanding under these agreements at December 31, 2004 were due at various dates during 2005.

At December 31, 2004, the Company had a $2,000 commercial paper facility. At December 31, 2004, the outstanding balance carried an average interest rate of 2.2% before fees. Nestlé guarantees the commercial paper facility and assists in its management, for which the Company pays Nestlé an annual fee based on the average outstanding commercial paper balances. The Company's management believes that any fees paid by the Company to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction. Total guarantee fees paid to Nestlé for the years ended December 31, 2004, 2003 and 2002 were $0.8, $4.1 and $1.6, respectively.

The Company had various unsecured promissory notes and line of credit agreements denominated in various currencies with several subsidiaries of Nestlé. These short term borrowings at December 31, 2004 were either due on demand or at various dates during 2005. The weighted average interest rates at December 31, 2004 and 2003 were 1.9% and 2.2%, respectively. The unused portion under the line of credit agreements was $258.4 at December 31, 2004.

The Company had several unsecured bank overdraft lines of credit denominated in various currencies totaling $235.2 at December 31, 2004. The weighted average interest rates on bank overdrafts at December 31, 2004 and 2003 were 4.8% and 4.9%, respectively.

(7) LONG TERM DEBT

December 31,	2004	2003
License obligations	$ 13.4	$ 21.7
Bank loan	50.5	48.9
Other	12.5	12.9
Total long term debt	76.4	83.5
Less current maturities of long term debt	4.5	8.5
Long term debt, net of current maturities	$ 71.9	$ 75.0

License obligations represented the present value of noninterest bearing future fixed payments through 2007 that were capitalized as intangibles. These obligations were discounted at the Company's borrowing rate (6.0% to 8.5%) at the time each license was obtained.

The Company's Japanese subsidiary has an outstanding bank loan with interest at yen LIBOR (0.1% at December 31, 2004) due 2011. This bank loan was guaranteed by Nestlé for a fee of approximately $0.1 annually in 2004, 2003 and 2002.

Long term maturities for each of the next five years are $4.5 in 2005, $5.2 in 2006, $5.1 in 2007, $0.3 in 2008, and $0.2 in 2009.

Interest costs of $0.8, $0.5 and $0.2 in 2004, 2003 and 2002, respectively, were capitalized as part of property, plant and equipment.

(8) INCOME TAXES

The components of earnings before income taxes were:

	2004	2003	2002
Switzerland	$ 461.8	$ 244.8	$ 178.3
Outside of Switzerland	663.9	613.3	499.2
Earnings before income taxes	$ 1,125.7	$ 858.1	$ 677.5

Income tax expense (benefit) consisted of the following:

	2004	2003	2002
Current:			
Switzerland	$ 32.1	$ 12.6	$ 20.8
Outside of Switzerland	262.3	278.2	184.5
Total current	294.4	290.8	205.3
Deferred:			
Switzerland	(9.8)	5.9	3.7
Outside of Switzerland	(30.7)	(34.0)	1.6
Total deferred	(40.5)	(28.1)	5.3
Total	$ 253.9	$ 262.7	$ 210.6

A comparison of income tax expense at the statutory tax rate of 7.8% in Switzerland to the consolidated effective tax rate follows:

	2004	2003	2002
Statutory income tax rate	7.8%	7.8%	7.8%
Effect of higher tax rates in other jurisdictions	22.5	23.9	25.2
Research and experimentation credits and audit settlements	(5.1)	—	—
Nondeductible and excludable items	(0.9)	0.1	—
Other	(1.7)	(1.2)	(1.9)
Effective tax rate	22.6%	30.6%	31.1%

In June 2004, we recognized a current income tax benefit of $57.6, due to filing amended federal income tax returns for prior years claiming research and experimentation tax credits and to resolution of several significant tax audit issues relating to prior years.

At December 31, 2004, Alcon's subsidiaries had net operating loss carryforwards as follows:

Year of Expiration	Amount
2005	$ —
2006	1.1
2007	1.8
2008	18.4
2009	2.4
2010-2011	0.6
Indefinite	4.0
Total net operating loss carryforwards	$ 28.3

Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

Current tax expense does not reflect benefits of $9.3 and $0.9 for the years ended December 31, 2004 and 2003, respectively, related to restricted shares and the exercise of employee stock options, recorded directly to additional paid-in capital.

Temporary differences and carryforwards at December 31, 2004 and 2003 were as follows:

December 31,	2004	2003
Deferred income tax assets:		
Trade receivables	$ 33.9	$ 28.5
Inventories	43.1	44.2
Other assets	15.5	25.9
Accounts payable and other current liabilities	76.1	59.3
Other liabilities	111.2	107.7
Net operating loss carryforwards	9.5	18.4
Gross deferred income tax assets	289.3	284.0
Unused tax credits	7.4	6.0
Valuation allowance	(9.2)	(19.3)
Total deferred income tax assets	287.5	270.7
Deferred income tax liabilities:		
Property, plant and equipment	46.5	37.2
Goodwill and intangible assets	25.9	55.8
Other	13.1	23.9
Total deferred income tax liabilities	85.5	116.9
Net deferred income tax assets	$ 202.0	$ 153.8

During 2004, the Company reallocated a deferred tax asset to underlying subsidiaries based on tax jurisdiction. As a result of this reallocation, the Company reclassified the balances in 2003 to conform with the current period presentation.

Based on the Company's historical pretax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred income tax assets at December 31, 2004. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable earnings; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize tax benefits.

Withholding taxes of approximately $83.0 have not been provided on approximately $1,648.5 of unremitted earnings of certain subsidiaries since such earnings are, or will be, reinvested in operations indefinitely.

Significant judgment is required in evaluating the Company's tax positions, and management records current tax liabilities based on its best estimate of what it will ultimately agree upon with the taxing authorities in the relevant jurisdictions following the completion of their examination. Management believes that the estimates reflected in the financial statements accurately reflect the Company's tax liabilities. Income tax expense includes the impact of tax reserve positions and changes to tax reserves that are considered appropriate, as well as any related interest.

(9) BUSINESS SEGMENTS

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and refractive), and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, manufacturing and other corporate functions.

Segment performance is measured based on sales and operating income reported in accordance with U.S. GAAP.

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Sales			Operating Income			Depreciation and Amortization		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
United States	$ 1,990.3	$ 1,785.9	$ 1,632.6	$ 925.4	$ 802.4	$ 682.1	$ 93.2	$ 83.0	$ 87.0
International	1,923.3	1,621.0	1,376.5	700.0	516.2	429.9	54.8	52.4	41.4
Segments total	3,913.6	3,406.9	3,009.1	1,625.4	1,318.6	1,112.0	148.0	135.4	128.4
Manufacturing operations	—	—	—	(28.7)	(30.1)	(30.7)	30.9	28.7	27.4
Research and development	—	—	—	(360.1)	(325.0)	(302.0)	10.6	8.1	7.3
General corporate	—	—	—	(104.8)	(84.1)	(75.6)	3.7	5.6	3.4
U.S. GAAP total	$ 3,913.6	$ 3,406.9	$ 3,009.1	$ 1,131.8	$ 879.4	$ 703.7	$ 193.2	$ 177.8	$ 166.5

In 2004, the Company realigned certain treasury and legal departments to be a part of the general corporate function. The corresponding expenses for 2003 and 2002 were reclassified from the United States and International business segments to the general corporate function to conform with current year presentation.

(10) GEOGRAPHIC, CUSTOMER AND PRODUCT INFORMATION

Sales for the Company's country of domicile and all individual countries accounting for more than 10% of total sales are noted below along with long lived assets in those countries. Sales by ophthalmic market segment are also included. Sales below are based on the location of the customer. No single customer accounts for more than 10% of total sales.

| | Sales | | | Property, Plant and Equipment | |
| | For the Years Ended December 31, | | | At December 31, | |
	2004	2003	2002	2004	2003
United States	$ 1,990.3	$ 1,785.9	$ 1,632.6	$ 522.5	$ 521.0
Japan	302.3	263.9	271.7	16.9	10.5
Switzerland	27.9	25.5	19.6	9.1	9.5
Rest of World	1,593.1	1,331.6	1,085.2	281.7	247.8
Total	$ 3,913.6	$ 3,406.9	$ 3,009.1	$ 830.2	$ 788.8
Pharmaceutical	$ 1,542.6	$ 1,309.9	$ 1,090.4		
Surgical	1,814.4	1,585.9	1,438.5		
Consumer eye care	556.6	511.1	480.2		
Total	$ 3,913.6	$ 3,406.9	$ 3,009.1		

(11) SHARE-BASED COMPENSATION PLANS

Contemporaneously with the IPO, the Company adopted the 2002 Alcon Incentive Plan. Under the plan, the Company's board of directors may award to officers, directors and key employees options to purchase up to 30 million shares of the Company's common shares at a price set by the board, which may not be lower than the prevailing stock exchange price upon the grant of the option. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant. In 2002, the board authorized the acquisition on the open market of up to two million common shares to satisfy the exercise of stock options granted under the plan. During 2004, the board authorized the purchase of up to an additional eight million common shares for this purpose.

The plan also provides that the board may grant Stock Appreciation Rights ("SARs") whereby the grantee may receive the appreciation in stock value over the grant price. The Company's operating results included expenses related to these SARs of $9.1, $4.3 and $0.3 for the years ended December 31, 2004, 2003 and 2002, respectively.

Under this plan, the Company provided for a conversion of existing phantom stock units granted under the 1994 Phantom Stock Plan into restricted common shares of the Company and the grant of common stock options to any person who elected to make the conversion. See note 12 for additional information about this grant.

Contemporaneously with the IPO, Alcon granted certain employees and the independent directors incentive options to purchase approximately 6.3 million common shares at $33 per share (the IPO price) pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to become exercisable in 2005 and expire in 2012.

During 2003, Alcon granted certain employees and the independent directors incentive options to purchase approximately 6.0 million common shares at the grant date market price (primarily at $36.39 per share) pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to become exercisable in 2006 and expire in 2013.

During 2004, Alcon granted certain employees and the independent directors incentive options to purchase approximately 4.2 million common shares at the grant date market price (primarily at $63.32 per share) pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to become exercisable in 2007 and expire in 2014.

The Company applies the intrinsic value based method to account for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. Under this method, compensation expense is measured as soon as the number of shares and the exercise price is known. Compensation cost is measured by the amount by which the current market price of the underlying stock exceeds the exercise price. The Company discloses the proforma impact of the "fair value" based method of accounting for stock-based employee compensation plans.

The "fair value" of each stock option grant was estimated as of the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

	2004	2003	2002
Expected volatility	33.0%	33.0%	33.0%
Risk-free interest rate	3.0%	2.92%	4.75%
Expected lives	5 years	4 years	4 years
Dividend yield	1.0%	1.0%	1.0%

The status of the stock option awards as of December 31, 2004, 2003 and 2002 and the changes during the years then ended are presented below:

	2004		2003		2002	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Balance at beginning of year	12,981,786	$ 35	7,062,584	$ 33	—	$ —
Granted	4,199,270	64	6,063,485	37	7,226,108	33
Forfeited	(135,124)	40	(65,709)	33	(72,524)	33
Exercised	(767,279)	35	(78,574)	33	(91,000)	33
Balance at end of year	16,278,653	42	12,981,786	35	7,062,584	33
Options exercisable at year-end	879,869		752,325		132,681	
Weighted average "fair value" of options granted during the year	$ 19.64		$ 10.09		$ 10.03	

The following table summarizes information about fixed stock options as of December 31, 2004:

	Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Scheduled Exercisable Date	Number Exercisable	Weighted Average Exercise Price
$ 33	6,296,458	7.25 years	$ 33	March 21, 2005	585,394	$ 33
33	35,000	7.50 years	33	July 1, 2005	—	
36	5,744,450	8.20 years	36	February 18, 2006	245,815	36
42–55	55,750	8.61 years	49	Various dates in 2006	—	
63	4,084,995	9.12 years	63	February 11, 2007	48,660	63
67–80	62,000	9.68 years	77	Various dates in 2007	—	
Total	16,278,653				879,869	

At December 31, 2004, the Company had reserved 26,912,678 shares of common stock for issuance pursuant to the 2002 Alcon Incentive Plan.

(12) DEFERRED COMPENSATION

The Company has an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees were eligible to be considered for participation prior to 2002. A committee appointed by the board of directors administers the plan. Plan payments were $9.2 and $9.0 for 2004 and 2003, respectively. The plan's liability was $18.3 and $24.6 at December 31, 2004 and 2003, respectively, which is included in other current liabilities and other long term liabilities in the accompanying consolidated balance sheets.

Contemporaneously with the IPO, certain Alcon employees elected to convert $34.2 of their interests in the 1994 Phantom Stock Plan into approximately 2.2 million contingent restricted common shares of Alcon. Although all of these shares were included in the outstanding common shares in the accompanying balance sheets at December 31, 2004 and 2003, the unvested portion (which was contingent) of the restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. In connection with this conversion, these employees were also granted options to purchase approximately 0.9 million Alcon common shares at $33.00 per share (the IPO price) under the 2002 Alcon Incentive Plan. These restricted shares and options are scheduled to vest at various times through January 1, 2006. The options expire on March 20, 2012.

In 2002, the board of directors adopted the Alcon Executive Deferred Compensation Plan ("DCP"). The DCP permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. The plan is designed to permit executives' deferral elections to be held and owned by the Company in a Rabbi trust. During the years ended December 31, 2004 and 2003, certain executives elected to defer $7.5 and $3.4, respectively, of compensation which is included in other long term liabilities in the accompanying consolidated balance sheets. As of December 31, 2004 and 2003, 158,306 and 87,033 common shares, respectively, have been deferred into the DCP. These shares are reflected as outstanding and are included in the basic and diluted earnings per share calculations at December 31, 2004 and 2003.

(13) FINANCIAL INSTRUMENTS

Foreign Currency Risk Management

A significant portion of the Company's cash flows is denominated in foreign currencies. Alcon relies on sustained cash flows generated from foreign sources to support its long term commitments to U.S. dollar-based research and development. To the extent the dollar value of cash flows is diminished as a result of a strengthening dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired. The Company has established balance sheet risk management programs to protect against volatility of future foreign currency cash flows and changes in fair value caused by volatility in foreign exchange rates.

A primary objective of the balance sheet risk management program is to protect the U.S. dollar value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange that might occur prior to their conversion to U.S. dollars. The Company seeks to fully offset the effects of exchange on exposures denominated in developed country currencies, primarily the euro and Japanese yen, and will either partially offset or not offset at all exposures in developing countries where we consider the cost of derivative instruments to be uneconomic or when such instruments are unavailable at any cost. The Company will also minimize the effects of exchange on monetary assets and liabilities by managing operating activities and net asset positions at the local level. The Company primarily utilizes forward exchange contracts which enable it to buy and sell foreign currencies in the future at fixed exchange rates and offset the consequences of changes in foreign exchange on the amount of U.S. dollar cash flows derived from the net assets. Prior to conversion to U.S. dollars, monetary assets and liabilities denominated in U.S. dollars are remeasured at spot rates in effect on the balance sheet date. The effect of changes in spot rates is reported in foreign exchange gains and losses in other income (expense). Fair value forward contracts are marked to fair value through foreign exchange gains and losses in other income (expense). Fair value changes in the forward contracts offset the changes in the value of the remeasured assets and liabilities attributable to changes in foreign currency exchange rates, except to the extent of the spot-forward differences at inception.

These differences, included in other income (expense), are not significant due to the short term nature of the contracts, which typically have average maturities at inception of less than one year.

The fair values of forward exchange and option contracts are reported in other current assets and other current liabilities. The fair value hedge derivative instruments have settlement dates in early 2005 and cover an equivalent notional amount of $297.5, of which $179.2 was executed through Nestlé.

Interest Rate Risk Management

The Company may use interest rate swap contracts on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing. The Company does not use leveraged swaps and does not leverage any of its investment activities that would put principal capital at risk.

At December 31, 2004 and 2003, in connection with a long term bank loan, the Company had an interest rate swap fair value hedge outstanding in the notional amount of $48.1. The fair values of interest rate swap agreements are reported in other current assets and other current liabilities.

Fair Value of Financial Instruments

At December 31, 2004 and 2003, the Company's financial instruments included cash and cash equivalents, investments, trade receivables, accounts payable, short term borrowings and long term debt. The estimated fair value of all of these financial instruments is as noted below. Due to the short term maturities of cash and cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amount approximates fair value. The fair value of long term debt was based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities. The fair value of investments was based on quoted market prices at year end.

December 31,	2004		2003	
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
ASSETS				
Cash and cash equivalents	$ 1,093.4	$ 1,093.4	$ 1,086.0	$ 1,086.0
Investments:				
Fixed income	138.2	138.2	100.5	100.5
Trade receivables, net	696.8	696.8	622.8	622.8
Forward exchange contracts	1.1	1.1	—	—
Interest rate swaps	2.4	2.4	2.1	2.1
LIABILITIES				
Accounts payable	126.2	126.2	146.1	146.1
Short term borrowings	911.6	911.6	1,326.8	1,326.8
Long term debt	76.4	77.8	83.5	85.7
Forward exchange and option contracts	1.6	1.6	1.0	1.0
Interest rate swaps	2.4	2.4	7.9	7.9

Investment amounts include net unrealized holding losses of $2.6 and $1.1 at December 31, 2004 and 2003, respectively.

Concentrations of Credit Risk

As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with corporate issuers of securities and financial institutions with which it conducts business. Credit risk is minimal as credit exposure limits are established to avoid a concentration with any single issuer or institution. The Company also monitors the credit-worthiness of its customers to which it grants credit terms in the normal course of business. Concentrations of credit risk associated with these trade receivables are considered minimal due to the Company's diverse customer base. Bad debts have been minimal. The Company does not normally require collateral or other security to support credit sales.

(14) RELATED PARTY TRANSACTIONS

At December 31, 2004, Nestlé owned 75.3% of the outstanding common shares of Alcon.

The Company's material transactions with related parties have been with Nestlé and its subsidiaries. All material related party transactions that are not disclosed elsewhere in these notes are included below.

During 2004, 2003 and 2002 the Company had investments and borrowings with Nestlé and its subsidiaries which resulted in the following impact to earnings before income taxes:

	2004	2003	2002
Interest expense	$ 3.4	$ 8.2	$ 19.4
Interest income	0.1	—	3.8

The Company sold Alcon Germany to Nestlé's German subsidiary effective January 1, 2001 for approximately $30.0, and under the separation agreement, Nestlé's German subsidiary sold it back to the Company effective January 1, 2002, for approximately $42.0. Alcon Germany's results of operations have been consolidated by the Company and are reflected in all periods presented in the accompanying consolidated financial statements.

The Company leases certain facilities from Nestlé subsidiaries which resulted in rent expense of $0.9, $0.7 and $0.2 in 2004, 2003 and 2002, respectively. Nestlé provides the Company with certain services, including a portion of the Company's information technology licenses, corporate legal services, certain treasury and cash management activities and certain internal audit activities. Nestlé charges the Company for its portion of the costs of these services based on arm's length prices. Such charges were less than $1.5 in each of the three years ended December 31, 2004, 2003 and 2002.

Prior to 2002, an officer of the Company had received options to purchase Nestlé common stock. Contemporaneously with the IPO, the officer agreed to surrender options to purchase 17,110 Nestlé shares, of which options to purchase 8,520 shares were exercisable, in exchange for options to purchase 80,000 Alcon common shares. The new options were granted pursuant to the 2002 Alcon Incentive Plan and generally contain the same terms as other options issued under the plan.

The Company executes certain foreign exchange contracts through Nestlé Finance SA, Cham to benefit from Nestlé's foreign exchange transaction volumes and expertise. At December 31, 2004, the Company had a notional amount outstanding with Nestlé of $179.2.

(15) PENSION AND POSTRETIREMENT BENEFITS

The Company's pension and postretirement benefit plans, which in aggregate cover substantially all employees in the United States and employees in certain other countries, consist of defined benefit pension plans, defined contribution plans and a postretirement health care plan. The Company's cost of defined contribution plans was $58.1, $53.7 and $49.6 in 2004, 2003 and 2002, respectively. The information provided below pertains to the Company's defined benefit pension plans and postretirement health care plan. The measurement date used to determine pension and postretirement benefit measurements for the majority of the benefit plans is December 31 of the respective year.

In December 2003, Alcon's board of directors approved the Alcon Supplemental Executive Retirement Plan ("ASERP"). The ASERP is a non-qualified pension plan for key employees who become eligible for participation on or after January 1, 2004. Existing participants in the non-qualified Executive Salary Continuation Plan ("ESCP") will continue to accrue benefits under the ESCP through December 31, 2008. Thereafter, they will begin to accrue benefits for future service under the provisions of the ASERP. The effect of these plan changes has been shown as plan amendments in the change in benefit obligations for 2004 shown below.

The following table reconciles the changes in benefit obligations, fair value of plan assets and funded status for the years ended December 31, 2004 and 2003:

	Pension Benefits		Postretirement Benefits	
	2004	2003	2004	2003
CHANGE IN BENEFIT OBLIGATION				
Benefit obligation at beginning of year	$ 254.1	$ 219.9	$ 173.0	$ 175.3
Service cost	14.6	14.5	7.2	10.1
Interest cost	13.8	13.2	8.9	11.7
Benefits paid by trust	(1.4)	(0.9)	(5.4)	(4.2)
Benefits paid by Company	(8.6)	(7.5)	—	—
Foreign currency translation	0.9	2.3	—	—
Plan amendments	(10.7)	—	—	—
Actuarial (gain)/loss	17.5	12.6	(6.1)	(19.9)
Benefit obligation at end of year	$ 280.2	$ 254.1	$ 177.6	$ 173.0
CHANGE IN PLAN ASSETS				
Fair value of plan assets at beginning of year	$ 25.9	$ 18.5	$ 83.2	$ 71.2
Actual return on plan assets	0.3	0.3	4.6	16.2
Employer contribution	2.6	5.5	9.1	—
Foreign currency translation	0.8	2.5	—	—
Benefits paid	(1.4)	(0.9)	(5.4)	(4.2)
Fair value of plan assets at end of year	$ 28.2	$ 25.9	$ 91.5	$ 83.2
RECONCILIATION OF FUNDED STATUS				
TO CONSOLIDATED BALANCE SHEET				
Funded status	$ (252.0)	$ (228.2)	$ (86.1)	$ (89.8)
Unrecognized prior service cost (benefit)	(9.7)	—	2.8	3.3
Unrecognized actuarial loss	53.4	38.6	22.1	26.3
Adjustment required to reflect minimum liability	(6.3)	(3.8)	—	—
Net amount recognized in the consolidated balance sheet	$ (214.6)	$ (193.4)	$ (61.2)	$ (60.2)
RECONCILIATION TO CONSOLIDATED BALANCE SHEET				
Prepaid pension costs in other current assets	$ 0.7	$ 1.4	$ —	$ —
Pension and postretirement obligation				
in other long term liabilities	(215.3)	(194.8)	(61.2)	(60.2)
Net amount recognized in the consolidated balance sheet	$ (214.6)	$ (193.4)	$ (61.2)	$ (60.2)

The accumulated benefit obligation for all defined benefit pension plans was $219.5 and $197.5 at December 31, 2004 and 2003, respectively.

	Pension Benefits		Postretirement Benefits	
	2004	2003	2004	2003
WEIGHTED AVERAGE ASSUMPTIONS AS OF DECEMBER 31,				
Discount rate	5.5%	5.5%	6.00%	6.25%
Expected return on plan assets	2.0%	2.0%	7.25%	8.25%
Rate of compensation increase	5.6%	5.6%	N/A	N/A

The expected long term rate of return on plan assets is based on historical market index returns for the applicable asset classes weighted in proportion to the target asset allocation of the plan.

The Company recorded an increase in minimum pension liability of $1.5 and $2.5, net of tax, for the years ended December 31, 2004 and 2003, respectively. The adjustments were reflected in other comprehensive income and other long term liabilities.

Plan Assets

The Company's defined benefit pension plan and postretirement benefit plan weighted average asset allocations at December 31, 2004 and 2003, respectively, by asset category are as follows:

	Pension Benefits		Postretirement Benefits	
	2004	2003	2004	2003
ASSET CATEGORY				
Equity securities	8%	6%	60%	64%
Debt securities	10	9	40	36
Guaranteed investment contracts	72	62	—	—
Cash and cash equivalents	10	23	—	—
Total	100%	100%	100%	100%

The investment strategies for the pension and postretirement benefit plans utilize a variety of asset classes to provide return opportunities that are consistent with an acceptable risk tolerance. The weighted average target allocation for the pension benefit plan is 8% equity securities, 12% debt securities and 80% guaranteed investment contracts. At December 31, 2004 and 2003, for the pension benefit plan, the equity securities consisted primarily of stocks of Japanese companies, the debt securities were comprised of debt securities of Japanese companies, and the guaranteed investment contracts were invested with two large Japanese insurance companies for fixed returns of 0.75%. The weighted average target asset allocation for the postretirement benefit plan is 60% equity securities and 40% debt securities. At December 31, 2004 and 2003, for the postretirement benefit plan, the equity securities consisted of a Standard & Poors 500 index fund and the debt securities were comprised of a Lehman Aggregate bond index fund and a money market fund.

Contributions

The Company expects to contribute approximately $2.9 to its pension plans in 2005. The Company contributed $9.1 to its postretirement benefit plan in 2004 and expects to contribute approximately $10.0 million in 2005.

Estimated Future Benefit Payments

The following table provides the benefit payments expected to be paid and the anticipated subsidy receipts:

	Pension Benefits	Postretirement Benefits	
		Gross Payments	Subsidy Receipts
2005	$ 8.9	$ 5.4	$ —
2006	9.2	5.7	0.3
2007	9.7	6.2	0.4
2008	10.6	6.9	0.4
2009	11.0	7.6	0.5
2010–2014	74.5	52.5	4.2

	Pension Benefits			Postretirement Benefits		
	2004	2003	2002	2004	2003	2002
COMPONENTS OF NET PERIODIC BENEFIT COST						
Service cost	$ 14.6	$ 14.5	$ 13.4	$ 7.3	$ 10.1	$ 7.3
Interest cost	13.8	13.2	12.1	8.9	11.7	9.1
Expected return on assets	(0.4)	0.5	(0.3)	(6.7)	(6.0)	(7.6)
Prior service cost amortization	(0.9)	—	—	0.5	0.5	0.5
Recognized actuarial loss	2.9	2.7	1.8	—	2.6	—
Net periodic benefit cost	$ 30.0	$ 30.9	$ 27.0	$ 10.0	$ 18.9	$ 9.3

The health care cost trend rate used to measure the expected cost of benefits covered by the postretirement plan is 8.75% in 2005, declining to 5.0% in 2008 and after. The effect of a one percentage point change in assumed medical cost trend rates is as follows:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 3.0	$ (2.7)
Effect on the postretirement benefit obligation	31.4	(25.3)

During the second quarter of 2004, the Company recognized the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 in accounting for its postretirement health care plan. The Company made no amendments to its plan and determined that the impact of the act reduced the accumulated postretirement benefit obligation ("APBO") at January 1, 2004 to $142.7 from $173.0. This reduction in the APBO has eliminated the previous actuarial loss, for which the amortization would have been $1.7 for the year 2004. It also decreased the annual service cost and interest cost by $1.8 and $1.9, respectively, in 2004.

In certain countries, the Company's employees participate in defined benefit plans of Nestlé. No separate valuation for the Company's employees has historically been prepared for the plans, as they are not material to the Company or to Nestlé. Accordingly, these plans are treated as multi-employer plans. Annual contributions to these plans are determined by Nestlé and charged to the Company. Company contributions to these plans during 2004, 2003 and 2002 were $5.9, $5.2 and $3.8, respectively.

(16) COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are parties to a variety of legal proceedings arising out of the ordinary course of business, including product liability and patent infringement. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

The Company's tax returns are subject to examination by various taxing authorities. Management records current tax liabilities based on their best estimate of what they will ultimately settle with the taxing authorities upon examination.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the final outcome of these contingencies are adequately covered by insurance and/or the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations. Although management believes that the tax treatments reflected in the accompanying financial statements comply with the various tax laws and regulations, some of the tax treatments may change if challenged by the taxing authorities. Litigation contingencies are subject to change based on settlements and court decisions.

The Company leases certain facilities and equipment under operating leases. Lease expense incurred was $49.8, $46.7 and $43.1 during 2004, 2003 and 2002, respectively. Future minimum aggregate lease payments under non-cancelable operating leases with a term of more than one year were as follows:

Year	Amount
2005	$ 43.4
2006	29.3
2007	19.3
2008	13.8
2009	10.6
Thereafter	32.0
Total minimum lease payments	$ 148.4

The Company has entered into various fixed and variable purchase commitments and license agreements, requiring future minimum royalties, through 2017. All commitments are expected to be fulfilled with no adverse consequences to the Company's operations or financial condition. The total unconditional fixed purchase obligations and future minimum royalties at December 31, 2004 were as follows:

Year	Amount
2005	$ 17.6
2006	13.5
2007	12.6
2008	4.7
2009	4.6
Thereafter	5.2
Total	$ 58.2

Total payments related to the variable purchase commitments for the years ended December 31, 2004, 2003 and 2002 were $48.1, $38.8 and $41.2, respectively.

At December 31, 2004, the Company had guaranteed less than $5.0 of debt for certain customers. At December 31, 2004, the Company had outstanding letters of credit of $21.6. The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions.

(17) PREFERRED SHARES OF SUBSIDIARY

In May of 2000, Alcon Holdings Inc. ("AHI," a wholly-owned subsidiary of Alcon) issued four series of non-voting, non-convertible cumulative preferred shares, with Series A, B and C denominated in Swiss francs and Series D denominated in U.S. dollars. These shares were issued as part of the creation of a U.S. holding company that would be used to make U.S. acquisitions.

As part of a restructuring of AHI's equity, on November 5, 2002, Alcon sold to two financial investors all of the AHI Series A and B preferred shares, 20,000 preferred shares, for a total sales price of 1,997 Swiss francs. Alcon also contributed to AHI all of the Series C and D preferred shares it owned. After the sale, Alcon continued to own 100% of AHI's common shares and all voting rights in AHI.

On November 26, 2002, AHI redeemed all of its outstanding Series A and B preferred shares. AHI paid the investors an aggregate of 2,003 Swiss francs for the 20,000 preferred shares and accrued dividends. The preferred shares were immediately retired. AHI financed the redemption primarily with proceeds from the issuance of commercial paper.

For the year ended December 31, 2002, earnings available to common shareholders and earnings per share were reduced by the preferred dividends and the excess of the redemption cost over the carrying value of the preferred shares, totaling approximately $3.9.

(18) SALE OF PLANT

In November 2003, the Company sold its manufacturing facility in Madrid, Spain, for $21.6 in cash resulting in a pretax gain of $8.2.

(19) SUBSEQUENT EVENTS

On February 9, 2005, the board of directors approved the grant to certain employees of incentive options to purchase approximately 3.5 million common shares at $79.00 per share, the closing market price on that date, pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to become exercisable in 2008 and expire in 2015.

(20) UNAUDITED QUARTERLY INFORMATION

| | Three Months Ended | | | |
	March 31,	June 30,	September 30,	December 31,
2004				
Sales	$ 963.6	$ 1,039.2	$ 958.1	$ 952.7
Operating income	276.6	347.7	277.0	230.5
Net earnings	191.0	299.2	194.3	187.3
Basic earnings per common share	$ 0.62	$ 0.98	$ 0.64	$ 0.61
Diluted earnings per common share	$ 0.61	$ 0.96	$ 0.62	$ 0.60
2003				
Sales	$ 807.1	$ 925.4	$ 822.7	$ 851.7
Operating income	194.4	260.9	224.6	199.5
Net earnings	130.2	178.2	153.1	133.9
Basic earnings per common share	$ 0.42	$ 0.58	$ 0.50	$ 0.43
Diluted earnings per common share	$ 0.42	$ 0.57	$ 0.49	$ 0.43

Quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months.

Net earnings for the three months ended June 30, 2004 reflect a current income tax benefit of $57.6, due to filing amended federal income tax returns for prior years claiming research and experimentation tax credits and resolution of several significant tax audit issues relating to prior years.

Operating income and net earnings for the three months ended December 31, 2003 include a pretax gain of $8.2 from the sale of the Madrid, Spain, manufacturing facility.

REPORT OF THE GROUP AUDITORS

TO THE GENERAL MEETING OF ALCON, INC., HÜNENBERG

As group auditors, we have audited the consolidated financial statements (consolidated balance sheet and related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows) of Alcon, Inc. and subsidiaries for the year ended December 31, 2004, as included in the Annual Report on pages 58 to 83 and the Swiss disclosure requirements on pages 85 and 86.

These consolidated financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements comply with Swiss law and the consolidation and valuation principles as set out in the notes to the consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Reto Zemp
Swiss Certified Accountant
Auditor in Charge

Thomas Affolter
Swiss Certified Accountant

Zurich, February 15, 2005

SWISS DISCLOSURE REQUIREMENTS

(in millions of US dollars)

The consolidated financial statements (consolidated balance sheet and related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows) of Alcon, Inc. and subsidiaries (the "Company") for the year ended December 31, 2004 are included in the Annual Report on pages 58 to 83. Swiss law requires additional reporting disclosures which are included in the notes below.

(1) SIGNIFICANT SHAREHOLDERS

At December 31, 2004, Nestlé S.A. owns 74.26% of the issued common shares of Alcon, Inc. The remaining common shares are publicly traded on the New York Stock Exchange since March 21, 2002. The Company is not aware of any other significant shareholder holding, directly or indirectly, 5% or more of the common shares.

(2) INVESTMENT IN SUBSIDIARIES

The following is a list of Alcon, Inc.'s and subsidiaries' major investments as of December 31, 2004. The consolidated ownership of each of these investments as of December 31, 2004 is 100%.

Name	Domicile	Activity	Issued share capital
Alcon RefractiveHorizons, Inc.	Delaware, USA	Holding	$ 0.1
Alcon Holdings Inc.	Delaware, USA	Holding	0.1
Alcon Pharmaceuticals, Inc.	Delaware, USA	Distributor	0.1
Falcon Pharmaceuticals, Ltd.	Texas, USA	Distributor	0.1
Alcon Laboratories (UK) Limited	Herts, UK	Distributor	4.9
Alcon Pharmaceuticals Ltd.	Hünenberg, Switzerland	Distributor	0.1
Alcon Japan Ltd.	Tokyo, Japan	Distributor	3.7
Alcon Laboratories (Australia) Pty. Ltd	Frenchs Forest, Australia	Distributor	2.0
Alcon Canada Inc.	Mississauga, Canada	Distributor	4.3
Alcon (Puerto Rico) Inc.	Puerto Rico	Distributor	0.1
Alcon Hong Kong, Limited	Hong Kong	Distributor	0.1
Alcon Pte Ltd.	Singapore	Distributor	0.1
Alcon Italia S.p.A.	Milan, Italy	Distributor	1.7
Alcon Pharma GmbH	Freiburg, Germany	Distributor	0.5
Alcon Laboratories, Inc.	Delaware, USA	Manufacturer and Distributor	0.1
S.A. Alcon-Couvreur N.V.	Puurs, Belgium	Manufacturer and Distributor	2.5
Alcon Cusí S.A.	El Masnou (Barcelona), Spain	Manufacturer and Distributor	15.1
Laboratoires Alcon S.A.	Rueil-Malmaison, France	Manufacturer and Distributor	13.5
Alcon Laboratorios do Brasil Ltda.	Sao Paulo, Brazil	Manufacturer and Distributor	10.6
Alcon Laboratorios, S.A. de C.V.	Mexico City, Mexico	Manufacturer and Distributor	4.7
Alcon (China) Ophthalmic Product Co., Ltd.	Beijing, China	Manufacturer and Distributor	1.2
Alcon Manufacturing, Ltd.	Texas, USA	Manufacturer	0.1
Alcon Laboratories Ireland Limited	Cork, Ireland	Manufacturer	0.1
Alcon Capital Corporation	Delaware, USA	Finance	0.1
Alcon Capital and Investment Panama, S.A.	Panama	Finance	0.1
N.V. Alcon Coordination Center	Puurs, Belgium	Finance	371.2
Alcon Credit Corporation	Hünenberg, Switzerland	Finance	0.6
Alcon Research, Ltd.	Texas, USA	Research & Development	0.1
Trinity River Insurance Co. Ltd.	Bermuda	Captive Insurance	0.1

(3) FIXED ASSETS

The fire insurance value for fixed assets amounts to $1,539.8 and $1,496.2 at December 31, 2004 and 2003, respectively.

(4) EXPENSE BY NATURE

The following items are allocated to the appropriate headings of expenses by function in the consolidated statements of earnings for the year ended December 31.

	2004	2003
Depreciation of property, plant and equipment	$ 120.7	$ 110.4
Salaries and welfare expenses	1,111.5	1,003.9
Direct material cost	391.1	370.2

REPORT OF THE STATUTORY AUDITORS

TO THE GENERAL MEETING OF ALCON, INC., HÜNENBERG

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, statement of earnings and retained earnings and notes) of Alcon, Inc. for the year ended December 31, 2004.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of retained earnings comply with Swiss law and the Company's articles of association.

We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Reto Zemp
Swiss Certified Accountant
Auditor in Charge

Thomas Affolter
Swiss Certified Accountant

Zurich, February 15, 2005

Enclosures:

- Financial statements (balance sheet, statement of earnings and retained earnings and notes)
- Proposed appropriation of retained earnings

BALANCE SHEET

As of December 31,	Note	2004	2003
(in thousands)		CHF	CHF
ASSETS			
Current assets:			
Cash and banks		449,741	684,803
Accounts receivable due from affiliated companies		229,420	177,648
Treasury shares		251,250	56,081
Prepayments and other current assets		2,198	2,905
Total current assets		932,609	921,437
Non-current assets:			
Loans due from affiliated companies	3	1,141,282	1,232,307
Investments	4	1,088,599	946,296
Intangible assets		86,477	12,632
Total non-current assets		2,316,358	2,191,235
Total assets		3,248,967	3,112,672
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable			
due to third parties		85	231
due to affiliated companies		149,480	156,101
Accrued income taxes		9,392	4,839
Other accrued liabilities		68,324	41,199
Total current liabilities		227,281	202,370
Non-current liabilities:			
Other long-term liabilities		237,080	204,528
Provisions		346,631	875,709
Total non-current liabilities		583,711	1,080,237
Shareholders' equity:			
Share capital	5	62,012	61,862
Legal reserve	6	298,055	561,601
Reserve for own shares	7	354,560	59,178
Retained earnings		1,723,348	1,147,424
Total shareholders' equity		2,437,975	1,830,065
Total liabilities and shareholders' equity		3,248,967	3,112,672

STATEMENT OF EARNINGS AND RETAINED EARNINGS

For the year ended December 31,	2004	2003
(in thousands)	CHF	CHF
Income		
Dividend income	206,124	213,766
Royalty income	868,410	701,946
Other investment income	509,469	393,668
Interest income	48,962	50,075
Miscellaneous income	50,070	23,653
Total income	1,683,035	1,383,108
Expenses		
Royalty expenses	219,979	219,009
Research and development expenses	432,854	403,695
Outside services and fees	14,737	1,172
Amortization of intangibles	14,585	51,808
Investment write-downs	97	23,148
Personnel related expenses	3,135	5,610
Administration and other operating expenses	21,318	13,541
Interest and other financial expenses	2,423	7,843
Withholding and miscellaneous taxes	5,139	3,549
Foreign exchange differences	115,661	128,630
Other expenses	51,429	45,512
Total expenses	881,357	903,517
Earnings before income taxes	801,678	479,591
Income tax benefit (expense)	(5,375)	4,959
Net earnings	796,303	484,550
Retained earnings at beginning of the year	1,147,424	801,940
Dividend distribution	(220,379)	(139,066)
Retained earnings at end of the year	1,723,348	1,147,424

NOTES TO THE FINANCIAL STATEMENTS

(1) GENERAL

The Company is registered in Hünenberg in the Canton of Zug, Switzerland. Its principal activity is holding investments, patents, trade-marks and technical and industrial know-how.

Nestlé S.A. holds 74.26% of the issued common shares of Alcon, Inc. The remaining common shares are publicly traded at the New York Stock Exchange (NYSE) since March 21, 2002. The Company is not aware of any other significant shareholder holding, directly or indirectly, 5% or more of the common shares.

(2) SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed for dealing with items which are judged material or critical in determining the results for the year and stating the financial position are as follows:

(2.1) Foreign Currency Translation

The accounting records are kept in USD, which is the functional currency of the Company. Assets and liabilities which arise in currencies other than USD are translated at the rates of exchange prevailing at year-end; revenues and expenses are converted at monthly booking rates.

For statutory purposes, the financial statements are translated into CHF at the following rates:

Investments	—at historical rates
Intangible assets	—at historical rates
Other assets and liabilities	—at year-end rates
Equity	—at historical rates
Income and expenses	—at average rates

Net exchange gains and losses on translation and transactions are recognized in the income statement, except for unrealized gains which are deferred.

(2.2) Investments

Investments are recorded at cost or are written down on a conservative basis, taking into account the profitability of the company concerned.

(2.3) Treasury Shares

Treasury shares are carried at the lower of cost or market.

(2.4) Intangible Assets

The intangible assets are amortized on a straight-line basis over a period between seven and fourteen years.

(2.5) Taxation

Provision has been made for all Federal and Cantonal income and capital taxes estimated to be payable on the basis of earnings reported through December 31, 2004.

(3) LOANS DUE FROM AFFILIATED COMPANIES

The Company has signed a subordination agreement for a loan due from a subsidiary that amounts to CHF 2.4 million as of December 31, 2004 (2003: CHF 8.4 million).

(4) INVESTMENTS IN SUBSIDIARIES

The following is a list of the Company's major investments:

Name	Domicile	Activity	Issued share capital		Ownership
S.A. Alcon-Couvreur N.V.	Puurs, Belgium	Manufacturer and Distributor	EUR	4,491,831	99.62%
Alcon Cusí S.A.	El Masnou (Barcelona), Spain	Manufacturer and Distributor	EUR	11,599,783	100.00%
Laboratoires Alcon S.A.	Rueil-Malmaison, France	Manufacturer and Distributor	EUR	12,579,102	100.00%
Alcon Laboratories (UK) Limited	Herts, UK	Distributor	GBP	3,100,000	100.00%
Alcon Pharmaceuticals Ltd.	Hünenberg, Switzerland	Distributor	CHF	100,000	100.00%
Alcon Japan Ltd.	Tokyo, Japan	Distributor	JPY	27,500,000	100.00%
Alcon Laboratories (Australia) Pty. Ltd.	Frenchs Forest, Australia	Distributor	AUD	2,550,000	100.00%
Alcon Canada Inc.	Mississauga, Canada	Distributor	CAD	(Shares with no nominal value)	100.00%
Alcon (Puerto Rico) Inc.	Puerto Rico	Distributor	USD	100	100.00%
Alcon Laboratorios do Brasil Ltda.	Sao Paulo, Brazil	Manufacturer and Distributor	BRL	7,729,167	100.00%
Alcon Laboratorios, S.A. de C.V.	Mexico City, Mexico	Manufacturer and Distributor	MXP	5,915,300	100.00%
Trinity River Insurance Co. Ltd.	Bermuda	Captive Insurance	USD	120,000	100.00%
Alcon Hong Kong, Limited	Hong Kong	Distributor	HKD	77,000	100.00%
Alcon Pte Ltd.	Singapore	Distributor	SGD	164,000	100.00%
Alcon (China) Ophthalmic Product Co., Ltd.	Beijing, China	Manufacturer and Distributor	USD	1,357,455	100.00%
Alcon Ireland B.V.	Amsterdam, The Netherlands	Manufacturer	EUR	395,696	100.00%
N.V. Alcon Coordination Center	Puurs, Belgium	Finance	EUR	415,000,000	86.16%
Alcon Italia S.p.A.	Milan, Italy	Distributor	EUR	1,300,000	99.00%
Alcon Laboratuvarlari Ticaret A.S.	Istanbul, Turkey	Distributor	TRL	17,724,114,600,000	100.00%
Alcon Pharma GmbH	Freiburg, Germany	Distributor	EUR	511,292	100.00%
Alcon Credit Corporation	Hünenberg, Switzerland	Finance	CHF	1,000,000	100.00%
Alcon Holdings Inc.	Wilmington, USA	U.S. Sub-Holding	USD	10	100.00%

The following of the Company's major investments were newly acquired during 2004:

Alcon Capital and Investment Panama, S.A.	Panama	Finance	USD	1,000	100.00%
Alcon Laboratories Ireland Limited	Cork, Ireland	Manufacturer	EUR	1	100.00%

(5) SHARE CAPITAL

As of December 31, 2004 the Company's share capital comprises 310,062,322 issued and fully paid registered shares with a nominal value of CHF 0.20 each (2003: 309,310,273 shares).

The General Meeting held on February 25, 2002 approved Conditional Capital in an amount not to exceed CHF 6 million. The share capital may be increased through the issuance of up to 30,000,000 fully paid registered shares with a nominal value of CHF 0.20 per share in connection with the issuance of new shares for options to employees or directors of the Company and Group companies.

During the year 2004, 752,049 new shares were issued based on exercises of share options by employees and directors. As of December 31, 2004 the Conditional Capital amounts to 26,912,678 registered shares at CHF 0.20 each, representing a total of CHF 5,382,535.60.

(6) LEGAL RESERVE

The Company appropriates earnings to a legal reserve in accordance with the provisions of Swiss law. For holding companies such a reserve is, to the extent of 20% of the share capital, not readily available for distribution.

As a result of 752,049 new shares issued during 2004, the legal reserve increased by CHF 31.8 million.

(7) RESERVE FOR OWN SHARES

At December 31, 2003 the reserve for own shares represented 878,255 own shares, including 87,033 shares held for a deferred compensation plan, amounting to CHF 59,177,606.

During the year a total of 3,704,398 shares, including 72,522 shares for a deferred compensation plan have been acquired by Alcon, Inc. and subsidiaries at a cost of CHF 296,378,143 and 16,479 shares, whereof 1,249 related to a deferred compensation plan have been disposed at CHF 996,164.

The total of 4,566,174 own shares, including 158,306 shares for a deferred compensation plan, held at December 31, 2004, represents 1.47% of Alcon, Inc.'s share capital (2003: 0.28%).

These shares will be recorded in the Share Register as being without voting rights and will not rank for dividend. Shares for a deferred compensation plan have no voting rights but rank for dividend.

At December 31, 2004 the shareholding of a Group company was 833,100 shares at an acquisition cost of CHF 72,272,396. These shares were all acquired in 2004.

(8) COMMITMENTS

The Company is committed to make future minimum payments under non-cancelable patent and know-how license agreements that amount to approximately CHF 14 million as of December 31, 2004 (2003: approximately CHF 16 million).

(9) CONTINGENT LIABILITIES

The Company issued guarantees to third parties on behalf of subsidiaries that amount to approximately CHF 11 million (2003: CHF 14 million).

Alcon, Inc. is part of the Nestlé Swiss VAT Group and therefore jointly and severally liable for any Swiss VAT liabilities of all other Group participants.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

According to the proposal submitted by the Board of Directors, the retained earnings of CHF 1,723,348,479 are to be appropriated as follows:

	CHF
Dividend for 2004, CHF 1.18 per share on 305,496,148 shares	360,485,455
Dividend for 2004, CHF 1.18 per share on 8,577,601 shares relating to the Alcon Incentive Plan[a]	10,121,569
Balance to be carried forward	1,352,741,455
	1,723,348,479

(a) This represents the Board of Directors' expectation of shares reserved for option rights which may be exercised in 2005, less any treasury shares acquired in 2005, prior to the record date for dividend payments.

The dividends on those shares for which the option rights are not exercised by the record date for the dividend payment and on any shares acquired by Alcon, Inc. and subsidiaries in 2005 and held in Treasury on the record date will be transferred to retained earnings.

Of the proposed dividend in 2003 the balance of CHF 2,060,013 was transferred to retained earnings.

The gross dividend amounts to CHF 1.18 per share. After deduction of the federal withholding tax of 35%, a net amount of CHF 0.767 per share will be payable.

CORPORATE INFORMATION

Corporate Headquarters
Bösch 69
6331 Hünenberg, Switzerland
+41 (41) 785 88 88

Board of Directors
Timothy R.G. Sear, Chairman[1]
Peter Brabeck-Letmathe, Vice-Chairman[2,5]
Dr. Werner J. Bauer[3]
Francisco Castañer[3,6]
Dr. Wolfgang H. Reichenberger[1]
Philip H. Geier, Jr.[2,4,5,6,7]
Thomas G. Plaskett[1,4,7,8]
Lodewijk J.R. de Vink[3,4,5,6,7]

U.S. General Office
6201 South Freeway
Fort Worth, Texas 76134
(817) 293-0450

Website
www.alconinc.com*

Common Stock
The Company's common stock
is listed on the NYSE
under the ticker symbol ACL.

Transfer Agent and Registrar
The Bank of New York
620 Avenue of the Americas
New York, New York 10011
www.stockbny.com
www.adrbny.com

Investor Relations
Vice President of Investor Relations and
Strategic Corporate Communications
6201 South Freeway
Fort Worth, Texas 76134
(817) 551-8805

Auditors and Group Auditors
KPMG Klynveld Peat Marwick Goerdeler SA
Badenerstrasse 172
CH-8004 Zurich, Switzerland

Special Auditors
Zensor Auditing Ltd.
Metallstrasse 9
ch-6300 Zug, Switzerland

(1) Term expires in 2005
(2) Term expires in 2006
(3) Term expires in 2007
(4) Audit Committee
(5) Nominating/Corporate
 Governance Committee
(6) Compensation Committee
(7) Independent Director
(8) Audit Committee Financial Expert

* Certain Alcon corporate governance documents are available on this web site, including a comparison of Alcon's Swiss corporate governance and NYSE requirements for U.S. companies. Our Chief Executive Officer and Chief Financial Officer have signed certain certifications required by the Sarbannes-Oxley Act of 2002.

Cautionary Note Regarding Forward-Looking Statements This Annual Report contains forward-looking statements, including, but not limited to, statements about the progress of our research and development programs; the receipt of regulatory approvals; competition in our industry; the impact of pending or future litigation; changes in, or the failure or inability to comply with, governmental regulations; the sizes of and growth rates in our markets and our share of them; exchange rate fluctuations; general economic conditions; demographic and other trends affecting the ophthalmic industry and future demand for our products; and our financial condition and results of operations. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to uncertainty and known and unknown risks that may cause our actual results, performance or achievements to be materially different from what we expect or what is expressed or implied by our forward-looking statements. You should not place undue reliance on these forward-looking statements, because they represent our estimates and assumptions only as of the date of this report and do not give any assurance as to future results. Factors that might cause future results to differ include, but are not limited to: research and development expenditures may not yield products that achieve commercial success; the production and launch of commercially viable products may take longer and cost more than expected; changes in the competitive environment, third-party reimbursement procedures, the global economic environment, conditions in our markets, currency exchange rate fluctuations and other uncontrollable factors; future events with material unforeseen impacts, including war, natural disasters and acts of terrorism; supply and manufacturing disruptions; the availability of qualified personnel necessary to grow our business; difficulty in protecting our intellectual property rights; pending or future litigation, government regulation or legislation; product recalls or withdrawals; the occurrence of environmental liabilities arising from our operations; and the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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